FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit No.        Description

99.1                     Technical Report dated September 15, 2009

EXHIBIT 99.1

Scott Wilson Mining

Scott Wilson

THOMPSON CREEK METALS COMPANY INC.

REPORT ON THE MINERAL RESERVES OF THE THOMPSON CREEK MOLYBDENUM MINE, CENTRAL IDAHO, U.S.A.

Authors:
John T. Postle, M.Sc., P.Eng.
Christopher Moreton, Ph.D., P.Geo.
Kevin Scott, P.Eng.
Pierre C. Pelletier, M.Sc., P.Eng.

September 15, 2009

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

LIST OF APPENDIX FIGURES & TABLES

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been retained by Thompson Creek Metals Company Inc. (Thompson Creek) to prepare an independent report on the Thompson Creek molybdenum mine. The purpose of this report is to review and document the current mineral reserve estimate, dated May 31, 2009, which is used in the mine plan dated June 1, 2009.

Thompson Creek operates a molybdenum mine and concentrator near Challis, Idaho, USA. The operation consists of an open pit mine, ore crusher and conveyer system, concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops and warehouse), and access roads. Open pit mining at Thompson Creek began in 1983.

Material mined from the Thompson Creek open pit is treated at a processing plant on site. Molybdenite concentrate is produced and shipped to customers or to a refinery owned by Thompson Creek in Langeloth, Pennsylvania, USA, where the molybdenite is processed to make molybdenum trioxide and other products, which are sold to various customers. The Thompson Creek sales office is located in Denver, Colorado, USA.

MINERAL RESERVES

Mineral reserves at the Thompson Creek mine as of May 31, 2009, are listed in Table 1-1 at a cut-off grade of 0.03% Mo. Scott Wilson RPA has reviewed the mineral reserve estimate and concludes that it is reasonable and has been prepared to industry standards.

TABLE 1-1 MINERAL RESERVES – MAY 31, 2009
Thompson Creek Metals Company - Thompson Creek Mine

	Proven		Probable		Prov. + Prob.	
	M tons	% Mo	M tons	% Mo	M tons	% Mo
Mine	89.6	0.095	72.8	0.072	162.4	0.085
Stockpiles	2.2	0.048			2.2	0.048
Totals	**91.8**	**0.094**	**72.8**	**0.072**	**164.6**	**0.084**

Notes
1. Mineral reserves are estimated at a cut-off grade of 0.03% Mo.
2. Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.
3. Tonnage factor is 12.98 $ft.^3$/ton.
4. Stripping ratio is approximately 2.2:1.
5. Numbers may not add due to rounding.

CONCLUSIONS

1. The Thompson Creek mine is a well-established and important molybdenum producer that has operated since 1983. Production in recent years, from 2005 to July 31, 2009, totals 36.1 million tons averaging 0.112% Mo for a total of 72.0 million pounds of recovered molybdenum.

2. The May 31, 2009 mineral reserve estimate by Thompson Creek mine staff is based on approximately 410,767 ft. of drilling in 426 holes. The database is acceptable for mineral reserve estimation.

3. The Thompson Creek mineral reserve estimate is based on a 2009 open pit design by Thompson Creek mine staff. In Scott Wilson RPA's opinion, the pit design and mineral reserve estimate are reasonable. As of May 31, 2009, Thompson Creek mineral reserves consist of 91.8 million tons of proven reserve at 0.094% Mo and 72.8 million tons of probable reserve at 0.072% Mo. These reserves are estimated using a cut-off grade of 0.03% Mo.

4. Scott Wilson RPA reviewed the life of mine plan for the next 16 years commencing June 1, 2009, and believes that the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable.

5. In Scott Wilson RPA's opinion, the Thompson Creek mine will generate a positive cash flow over the life of the mine, which demonstrates that the estimated mineral reserves are economic.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Thompson Creek mine is located approximately 30 miles southwest of the town of Challis, central Idaho, USA. Access is by highway and gravel roads from Challis. The site contains a mill, an open pit, support buildings, maintenance facilities, a dry, offices, and an assay laboratory.

LAND TENURE

Thompson Creek presently controls a block of contiguous mineral claims that include patented lode claims, placer claims, and mill site claims. The area of occupation is approximately 35 square miles of land, or 22,500 acres, and includes the open pit and concentrator, as well as the tailings and waste dumps.

SITE INFRASTRUCTURE

Currently on site, there is a concentrator with a design capacity of 25,000 tons per day, crushing facilities, dry facilities, various offices, two rock dumps with sediment dams, a tailings management facility, and the Thompson Creek open pit. The site is serviced by a well-maintained gravel road. Electric power is provided to the site by the Bonneville Power Administration through a 24.7 mile 230 kV power line to the South Butte Substation, then by a 2.6 mile 69 kV line to the mill site. Both of these lines are owned by Thompson Creek.

HISTORY

The Thompson Creek deposit was discovered in 1968 by Cyprus Minerals Corporation (Cyprus). Construction started in 1981, with full production beginning in 1983 and continuing until 1992. In 1993, the mine was purchased by Thompson Creek, with operations resuming in 1994 and continuing to the present. During a period of low metal prices in 2001 and 2002, waste stripping was curtailed to reduce operating costs.

The Thompson Creek mine has been in production since 1983. Production in recent years, from January 1, 2005 to July 31, 2009, is shown in Table 1-2.

TABLE 1-2 RECENT PRODUCTION AT THE THOMPSON CREEK MINE
Thompson Creek Metals Company – Thompson Creek Mine

		Calendar Year				Jan-July
	Total	2005	2006	2007	2008	2009
Mine Production						
Ore from Pit (000s tons)	39,651	6,116	5,165	7,145	14,631	6,594
Mill Production						
Tons (000s)	36,124	7,757	5,114	8,870	10,083	4,300
Grade (% Mo)	0.112	0.137	0.173	0.064	0.096	0.134
Recovery (%)	88.7	90.7	91.2	82.2	87.4	90.8
Total Mo Production (000s lbs)	**71,994**	**19,137**	**16,316**	**9,297**	**16,846**	**10,398**

GEOLOGY AND MINERALIZATION

The Thompson Creek porphyry molybdenum deposit lies near the eastern margin of the Idaho Batholith which intrudes a deformed sequence of Paleozoic sedimentary rocks. Part of the deposit is overlain by Eocene Challis volcanic rocks.

The deposit consists of a molybdenite-quartz vein stockwork assemblage within a quartz monzonite phase of the batholith. Spatially associated muscovite-rich (potassic) alteration has been dated at about 87 million years. Low fluorine and low copper values are typical of this style of molybdenum porphyry deposit (only seven samples out of 37,222 contain more than 0.15% Cu). The deposit is approximately 6,000 ft. northwest-southeast by 2, 500 ft. across and 2,500 ft. deep.

DRILLING, SAMPLING AND DATA VERIFICATION

The mineral reserve estimate is based on the results from approximately 410,767 ft. of drilling in 426 holes in several campaigns from 1968 to 2009. The current exploration program, designed to extend the limits of the mineralization, is ongoing.

Sampling and assaying of the drill core and cuttings followed industry practices at the time of drilling and Scott Wilson RPA has no reason to suspect any problems of

significance. In 1997 and 2000, The Winters Company reviewed the Thompson Creek database and corrected some errors. Scott Wilson RPA has performed database validation checks and has found no significant errors. In the opinion of Scott Wilson RPA, the Thompson Creek drill hole database is acceptable for mineral reserve estimation.

MINING AND PROCESSING OPERATIONS

Conventional open pit mining methods are used at the Thompson Creek mine. Cable shovels load the blasted material into trucks and, depending on grade, the material is hauled either to the waste dumps, the crusher, or to the stockpile. A crusher is located adjacent to the pit; crushed rock is conveyed 7,000 ft. to the concentrator.

The Thompson Creek concentrator produces molybdenite (MoS_2) concentrate, most of which is shipped to the Langeloth metallurgical facility by truck for further processing. Ore is crushed and then ground in a closed-circuit SAG (semi-autogenous grinding) mill-ball plant. A rougher concentrate is removed and sent for regrinding. The material is then sent through column cleaner flotation cells and screened. Screen undersize is leached to remove lead, copper, and uranium. The screen oversize and leached products are then packaged and shipped.

Average recovery of MoS_2 in the processing plant since the start of production has been approximately 86%. From January 1, 2007 to July 31, 2009, the recovery has averaged 86.5%, although in the last seven months it has averaged 90.8%, mainly attributable to higher feed grades.

The Thompson Creek life of mine plan currently includes Phase 6, 7, and 8 (8E and 8W) open pit pushbacks. The plan, from June 1, 2009 until mid-2025, envisages mining and processing a total of 164.6 million tons of proven and probable mineral reserves at 0.084% Mo. Scott Wilson RPA has reviewed the capital and operating costs and other technical parameters in the life of mine plan and found them to be reasonable. The average strip ratio is 2.2:1.

ENVIRONMENTAL CONSIDERATIONS

Scott Wilson RPA is of the opinion that the Thompson Creek mine has day-to-day environmental issues which are being managed in a reasonable manner. The reclamation and closure bond at the Thompson Creek mine, including cash security and insurance, is US$35 million. The bonding requirement during the next three to five years could increase by $10 million to $15 million, with the finalization of the Environmental Impact Statement (EIS) and incorporation of water management in the final Reclamation and Closure Plan.

Thompson Creek is required to undertake and complete an EIS for the proposed mine expansion under US Environmental Protection Agency (EPA). The main justification for requiring an EIS besides increased life of project and tailings expansion was encroachment on federal lands administered by the US Forest Service and the Bureau of Land Management. The EIS process will take three years to complete and will highlight a number of outstanding issues, such as long-term Closure Plans and bonding.

The long-term tailings storage issues appear to have been resolved with the approval of an expansion plan by the State of Idaho Department of Water Resources. The required EIS under US EPA will be the final authority on the mine expansion. Revisions to the outstanding Natural Pollution Discharge Elimination System (NPDES) permit are likely to be required.

The long-term closure risks remain primarily around water quality and the plan to treat water in perpetuity. The bonding requirements will likely increase as indicated above to correspond with the final closure cost. The long-term operating cost during closure will be $2 million to $5 million a year for the first few years and tapering down to $2 million a year in the long term. This is based on professional judgement and experience with other similar operations.

In conclusion, the Thompson Creek mine has day-to-day environmental issues which are being managed in a reasonable manner. Minor violations are the result of lack of attention to details (which happens). The exposure of the operation to an environmental

impact statement for mine expansion is serious and will require proper attention. Outstanding issues that have persisted over the years will be highlighted and will likely have to be resolved. The long-term Reclamation and Closure Plan will result in increased bonding. This process will have to be closely managed.

ECONOMIC ANALYSIS

Scott Wilson RPA has prepared a cash flow model of the Thompson Creek mine based on the life of mine plan. Under a scenario with prices declining from US$16/lb Mo to US$14/lb Mo over the next six years, the model shows a positive cash flow.

The cash flow models for the Thompson Creek mine are included in Appendix 3 as Tables 16-1, 16-2, and 16-3 and are prepared on a stand-alone basis. Table 16-1 represents the base case prices; Table 16-2 represents a sensitivity case with lower molybdenum prices; and Table 16-3 uses a three-year trailing average price for molybdenum of $25/lb. The base case undiscounted, pre-tax cash flow totals US$1,545 million over the mine life. The total cash cost is US$8.19 per pound of molybdenum, and the mine life capital cost is US$114.7 million, for a total production cost of US$1,997 million. Average annual molybdenum production during operation is 15.0 million pounds per year. Net Present Value (NPV) of the base case at a 10% discount rate is US$769.8 million (Table 1-3).

In the opinion of Scott Wilson RPA, the cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.

The risks for the Thompson Creek operation can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by means of cash flow sensitivity analysis:

- Head Grade
- Metal Price
- Operating Costs

The results of the sensitivity analyses are shown in Figure 1-1 and Table 1-4.

TABLE 1-3 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US$ 14/LB
Thompson Creek Metals Company - Thompson Creek Mine

		Total / Average	2009	2010	2011	2012	2013	2014	2015	2016
Production										
Mine Production	'000 t	162,413	3,879	9,479	10,548	9,325	9,809	10,260	10,260	10,289
Waste	'000 t	357,621	23,711	33,151	34,349	66,932	53,039	44,885	44,091	22,572
Total Mined	'000 t	520,034	27,590	42,630	44,897	76,257	62,849	55,145	54,351	32,861
Strip ratio		2.20	6.1	3.5	3.3	7.2	5.4	4.4	4.3	2.2
Processing										
Mill Feed	'000 t	164,648	4,104	10,260	10,260	10,289	10,260	10,260	10,260	10,289
Operating Days	days	5,808	144	360	360	361	360	360	360	361
Tons per operating day	t / day	28,301	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500
Grade	% Mo	0.084%	0.131%	0.129%	0.127%	0.077%	0.074%	0.084%	0.085%	0.077%
Recovery	%	89.4%	91.2%	91.1%	91.1%	88.9%	88.7%	89.3%	89.4%	88.9%
Molybdenum Contained	'000 lb	276,965	10,775	26,514	26,127	15,904	15,160	17,314	17,520	15,779
Molybdenum Recovered	'000 lb	247,614	9,829	24,166	23,797	14,145	13,453	15,463	15,656	14,028
Revenue										
Molybdenum Price for Oxide	US$ / lb Mo	14.41	16.00	16.00	16.00	15.00	14.00	14.00	14.00	14.00
Total Revenue	US$ '000	3,542,373	154,898	380,855	375,036	208,986	185,521	213,239	215,891	193,440
Costs										
Total Operating Costs	US$ '000	1,752,860	56,971	128,559	131,647	169,005	151,847	141,977	141,263	114,467
Total Unit Operating Costs	US$ / t milled	10.65	13.88	12.53	12.83	16.43	14.80	13.84	13.77	11.13
Total Capital Costs	US$ '000	114,684	6,681	40,463	6,724	10,391	9,505	2,905	5,437	4,605
Total Operating and Capital Costs	US$ '000	1,867,544	63,652	169,022	138,371	179,396	161,352	144,882	146,700	119,072
Total Freight and Commission	US$ '000	129,502	5,140	12,639	12,446	7,398	7,036	8,087	8,188	7,336
Conversion Loss	%	1.50%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	1,997,046	68,792	181,661	150,817	186,794	168,388	152,969	154,888	126,408
Cash Flow										
Net Profit	US$ '000	1,545,327	86,106	199,195	224,219	22,193	17,133	60,270	61,003	67,032
Net Cumulative Cash Flow	US$ '000		86,106	285,301	509,520	531,712	548,845	609,114	670,118	737,150

		2017	2018	2019	2020	2021	2022	2023	2024	2025
Production										
Mine Production	'000 t	10,260	10,156	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Waste	'000 t	17,804	3,401	1,079	1,523	2,254	1,315	1,568	3,415	2,532
Total Mined	'000 t	28,064	13,557	11,339	11,812	12,514	11,575	11,828	13,703	9,062
Strip ratio		1.7	0.3	0.1	0.1	0.2	0.1	0.2	0.3	0.4
Processing										
Mill Feed	'000 t	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Operating Days	days	360	360	360	361	360	360	360	361	260
Tons per operating day	t / day	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	25,115
Grade	% Mo	0.061%	0.071%	0.078%	0.075%	0.082%	0.080%	0.070%	0.063%	0.096%
Recovery	%	88.0%	88.6%	89.0%	88.8%	89.2%	89.1%	88.5%	88.1%	89.6%
Molybdenum Contained	'000 lb	12,600	14,538	16,012	15,347	16,871	16,518	14,385	13,010	12,591
Molybdenum Recovered	'000 lb	11,084	12,876	14,247	13,626	15,048	14,719	12,734	11,460	11,283
Revenue										
Molybdenum Price for Oxide	US$ / lb Mo	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00
Total Revenue	US$ '000	152,848	177,565	196,467	187,903	207,518	202,969	175,604	158,037	155,595
Costs										
Total Operating Costs	US$ '000	108,589	81,366	75,750	77,292	78,807	76,668	76,829	81,167	60,657
Total Unit Operating Costs	US$ / t milled	10.58	7.93	7.38	7.51	7.68	7.47	7.49	7.89	9.29
Total Capital Costs	US$ '000	2,822	6,021	3,065	3,565	2,407	2,365	2,407	3,721	1,600
Total Operating and Capital Costs	US$ '000	111,411	87,387	78,815	80,857	81,214	79,033	79,236	84,888	62,257
Total Freight and Commission	US$ '000	5,797	6,734	7,451	7,126	7,870	7,698	6,660	5,994	5,901
Conversion Loss	%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	117,208	94,122	86,266	87,983	89,084	86,731	85,896	90,882	68,158
Cash Flow										
Net Profit	US$ '000	35,640	83,443	110,201	99,920	118,434	116,238	89,708	67,155	87,438
Net Cumulative Cash Flow	US$ '000	772,790	856,233	966,434	1,066,354	1,184,788	1,301,026	1,390,734	1,457,889	1,545,327

Net Present Value

Discount Rate		NPV
0%	'000 US$	1,545,327
5%	'000 US$	1,049,602
8%	'000 US$	864,318
10%	'000 US$	769,805
15%	'000 US$	600,154

Note:
1. Excludes inferred resource of 1.3 million tons at 0.047% Mo
2. Price per pound of Molybdenum in Molybdenum Oxide
3. Mine tonnage and mill tonnage differ due to the existence of a stockpile
4. Pounds of Molybdenum contained are different from the mine plan due to rounding and exclusion of Inferred Resource

FIGURE 1-1 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE


1,200
1,000
800
600
400
200
-
NPV @ 10% (US$ millions)
-20%/-2%
-10%/-1%
Base Case
+10%/+1%
+20%/+2%
Capital Costs
Head Grade
Metal Price
Operating Costs
Recovery

TABLE 1-4 SENSITIVITY ANALYSES FOR THOMPSON CREEK MINE
Thompson Creek Metals Company – Thompson Creek Mine

	Units	-20%/-2%	-10%/-1%	Base	+10%/+1%	+20%/+2%
Head Grade	%Mo	0.067%	0.075%	0.084%	0.092%	0.101%
Metal Price	US$/lb	11.53	12.97	14.41	15.85	17.29
Operating Costs	US$ 000s	1,402,288	1,577,574	1,752,860	1,928,146	2,103,432
Capital Costs	US$ 000s	91,747	103,216	114,684	126,153	137,621
Recovery	%	87.4%	88.4%	89.4%	90.4%	

			% Change in NPV			
	Units	**-20%**	**-10%**	**Base**	**+10%**	**+20%**
Head Grade	%	45%	23%	0%	-23%	-45%
Metal Price	%	47%	23%	0%	-23%	-47%
Operating Costs	%	-23%	-12%	0%	12%	23%
Capital Costs	%	-1.90%	-0.95%	0%	0.95%	1.90%
Recovery	%	5.03%	2.51%	0%	-2.51%	-5.03%

2 INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been retained by Thompson Creek Metals Company Inc. (Thompson Creek) to prepare an independent report on the Thompson Creek molybdenum mine. The purpose of this report is to review and document the current mineral reserve estimates which have been revised since the time of the previous NI 43-101 Technical Report (Scott Wilson RPA, 2008).

Thompson Creek operates an open pit molybdenum mine and concentrator near Challis, Idaho, USA. The operation consists of an open pit mine, ore crusher and conveyer system, mill and concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops and warehouse), and access roads. Open pit mining began in 1983. Access is by highway and gravel roads from Challis in central Idaho.

Material mined from the Thompson Creek open pit is treated at a processing plant on site. Molybdenite concentrate is produced and shipped by truck, either directly to customers or to a refinery owned by Thompson Creek in Langeloth, Pennsylvania, USA. At Langeloth, the molybdenite is processed to make molybdenum trioxide (MoO_3) and other products and sold to various customers. The Thompson Creek sales office is located in Denver, Colorado.

SOURCES OF INFORMATION

Mr. John T. Postle, P.Eng., Scott Wilson RPA Consulting Mining Engineer, and Mr. Christopher Moreton, Ph.D., P.Geo., Scott Wilson RPA Senior Consulting Geologist, visited the site on August 18 and 19, 2009, to collect information on the Thompson Creek reserve estimates and mine plan. Mr. Postle had also visited the Thompson Creek mine site on June 2, 2006, and October 18, 2007, in connection with the previous Technical Reports. Mr. Kevin Scott, P.Eng., Scott Wilson RPA Principal Metallurgist, and Mr. Clem Pelletier, Process Chemist and President of Rescan Environmental Services Ltd. (Rescan), visited the site on August 25, 2009. Mr. Pelletier had also visited the site on June 2, 2006, in connection with a previous Technical Report.

Discussions were held with the following personnel from the Thompson Creek mine:

- Mr. Scott Montelius, Mine Manager
- Mr. Mike Harvie, Chief Engineer
- Mr. Raymond Cheff, Senior Geologist
- Mr. Robert Clifford, Senior Mine Engineer
- Mr. Martin Wall, Assay Laboratory Lead Technician
- Mr. Don Rowles, Administration Manager
- Mrs. Teresa Babb, Chief Metallurgist
- Mr. Bert Doughty, Environmental Manager

Scott Wilson RPA relies on information supplied by Rescan for the environmental and permitting aspects of the Thompson Creek mine. This information has been reviewed by Mr. Clem Pelletier and Mr. Pierre Pelletier, P. Eng., of Rescan.

The documents reviewed and other sources of information are listed at the end of this report in Section 13, References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the imperial system unless otherwise indicated. All currency in this report is US dollars (US$) unless otherwise noted.

°F	degree Fahrenheit
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
cal	calorie
d	day
dia.	diameter
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
ft AMSL	feet above mean sea level
g	gram
G	Giga (billion)
Gal	imperial gallon
gpm	imperial gallons per minute
gr/ft^3	grain per cubic foot
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
M	mega (million)
min	minute
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
yd^3	cubic yard
yr	year

3 PROPERTY, LOCATION AND INFRASTRUCTURE

The Thompson Creek operation is located approximately 30 miles southwest of the town of Challis in central Idaho (Figure 3-1). The mine is located in Custer County, which is a prolific mining area, with production recorded from more than 40 mines. Before Thompson Creek began operations, mining in this area had mostly been for gold and silver.

LAND TENURE

Thompson Creek presently controls a block of contiguous mineral claims that include patented lode claims, placer claims, and mill site claims comprising approximately 35 square miles of land, or 22,500 acres (Table 14-1 and Figures 14-1 and 14-2 in Appendix 1). Figure 3-2 shows the relationship of the mine to the boundaries of the mineral claims. The open pit is included in this area, along with the tailings and waste dumps.

Thompson Creek reports that, under United States law, title to these mineral claims does not expire as long as a payment of an annual fee per mineral claim is made. Thompson Creek reports that all fees for mineral claims are current. Maintenance buildings are located on private land. Approximately 40% of the claims are on the Challis National Forest land, with the remaining 60% located on the Bureau of Land Management land.

Land title at the Thompson Creek mine consists of 1,631 patented and unpatented mineral and mill site claims, including placer and lode claims. These claims are listed in Table 14-1 in Appendix 1 of this report. Thompson Creek advised Scott Wilson RPA that the title to all the property listed in Appendix 1 is current and up to date. Ongoing obligations to maintain title are in the order of US$156,500. Local taxes levied on the mine and mill site, as well as the Thompson Creek property in the City of Challis, Squaw Creek land, Thompson Creek land, Challis Agricultural land, and Right of Way and Easements, amount to approximately US$275,000 per year (2008 data). Scott Wilson

RPA has not performed any title searches to confirm land title. Thompson Creek reports that each mineral claim has a survey description with it and that each patented claim is surveyed by a registered surveyor.

Thompson Creek reports that there are no royalties or other encumbrances.

ACCESSIBILITY

Access to the Thompson Creek mine is by scheduled aircraft into the town of Idaho Falls, then by vehicle west on US Route 20, north on US Route 93 to Challis, west on Idaho State Route 75 to the Squaw Creek Road turn-off, north five miles on a well-maintained gravel road to the Thompson Creek mine access road, then west approximately five miles to the mine and mill site. The mine can also be accessed from Boise, Idaho. The mine staff and employees live in the local communities, mostly in Challis, Idaho.

CLIMATE

The mean annual temperature for the area is mild at 45°F. Average temperature in July, the warmest month, is 69°F, and average temperature in January, the coldest month, is 22°F.

According to the 1971 to 2000 precipitation data, average annual precipitation is 7.7 in. Rain precipitation is highest in May, averaging 1.1 in. of water. Snow precipitation, using data from 1931 to 1996, is registered between September and April, but its peak falls in the period between November and March, when its monthly average reaches 3.0 in. of water equivalent.

INFRASTRUCTURE

At the time of the Scott Wilson RPA site visit, the infrastructure at the Thompson Creek mine included:

- A five mile access road;
- A mill with a design capacity of 25,000 tons per day (currently producing at approximately 28,500 tons per day);

- A tailings pond and process and fresh water ponds;
- A crushing and concentrating plant;
- An administrative building, a warehouse, a dry, an infirmary, a laboratory, a main garage, and repair shops.

Electric power is provided to the site by Bonneville Power Administration through a 24.7 mile 230 kV power line to the South Butte Substation, then by a 2.6 mile 69 kV line to the mill site. Both lines are owned by Thompson Creek. A site plan of the Thompson Creek property is shown in Figure 3-2. Fresh water for the Thompson Creek operations is pumped from the Salmon River.

PHYSIOGRAPHY

The Thompson Creek mine is located in rugged mountainous terrain at elevations ranging from 6,000 ft. to 8,500 ft. above sea level. Various species of soft wood trees are found in the area along with scrub-brush and sparse grassland.


CANADA
WASHINGTON
LOCATION MAP
IDAHO
United States
GLACIER NATIONAL PARK
Flathead Lake
Figure 3-1
Thompson Creek Metals Company Inc.
Thompson Creek Mine
Custer County, Idaho, U.S.A.
General Location Map
Legend:
Highway
Road
Railroad
River
Town/City
State Capital
THOMPSON CREEK MINE
44°19'01" N, 114°32'09" W
Trail
Bonners Ferry
Sandpoint
Lake Pend Oreille
Spokane
Coeur d'Alene
Kellogg
Mullan
Moscow
Orofino
Lewiston
OREGON
Grangeville
Salmon River
Snake River
McCall
Cascade Reservoir
Cascade
Stanley
Challis
Payette
Boise
Idaho City
Caldwell
Nampa
Sun Valley
Ketchum
Arco
IDAHO
Blackfoot
Idaho Falls
Pocatello
Twin Falls
Burley
Montpelier
Preston
St Anthony
Rexburg
West Yellowstone
MONTANA
YELLOWSTONE NATIONAL PARK
Yellowstone Lake
Jackson Lake
GRAND TETON NATIONAL PARK
WYOMING
NEVADA
UTAH
Great Salt
0 50 100 150 200
Kilometres
September 2009

Figure 3-2

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Site Plan



N
Unpatented claim group boundary
Ultimate tailings storage
Booster pump station
Pump barge
Reclaim water line
Reclaim water
Buckskin dump
7750
Pit limit
6500
pit bottom
T11N
Forest
Service
BLM
Seepage return dam
Tailings line
Seepage water
pump station
Crusher site
Access road
Buckskin
Creek
Sediment dam
Patented claim
Conveyor
Twin Apex claim
Pat Hughes dump
7250
Concentrator site
Thompson Creek
Bruno Creek
Pat Hughes Ck.
Sediment dam
Water supply line
1 MILE
R16E
R17E
Private Property
Squaw Creek
September 2009
Source: Thompson Creek Metals Company Inc., 2006.

4 HISTORY

Prospecting in the area is reported to have begun in the 1860s and 1870s. The Thompson Creek deposit was discovered in 1968 by Cyprus Minerals Corporation (Cyprus) exploration geologists. Subsequent surface exploration, diamond core and reverse circulation drilling, underground drifting for bulk sampling, and underground diamond drilling defined the mineable portion of the deposit.

Cyprus began construction at the site in 1981, commenced operations in 1983, and continued until December 1992 when the operations were suspended.

In 1993, Cyprus merged with Amax, Inc. (Amax) and the company decided to sell the property that had been idle since 1992. In late 1993, the newly formed Thompson Creek Metals Company LLC acquired the Thompson Creek operation and deposit from Cyprus and restarted operations in April 1994. Production has continued since that time.

Thompson Creek Metals Company LLC was acquired by Blue Pearl Mining Ltd., a publicly listed Canadian company, on October 26, 2006. The name Blue Pearl Mining Ltd. was changed to Thompson Creek Metals Company Inc. in May 2007.

Prior to commencement of production, open pit reserves as of 1981 (Schmidt et al., 1982) were reported to total 174 million tons averaging 0.115% Mo at a 0.05% Mo cut-off grade and a US$3.15/lb Mo price. Waste to ore ratio was 3.05:1. This is a historical estimate and considerable production has taken place since that time. Scott Wilson RPA cannot comment on the reliability of this estimate or the standards used.

Production history for the mine since 2005 is shown in Table 4-1. From 2005 to July 31, 2009, Thompson Creek produced 72.0 million pounds of molybdenum. This was achieved by milling 36.1 million tons of ore at an average grade of 0.112% Mo. Average mill recovery was 88.7% through that period. Due to a reduction in the demand for molybdenum in 2008 and 2009, the mill was placed on a reduced production schedule.

The mine and mill shut down operations on July 19, 2009, although the mill restarted operations on August 4, 2009. The mine reopened with a skeleton crew on August 4 and full production began on August 17, 2009.

TABLE 4-1 RECENT PRODUCTION AT THE THOMPSON CREEK MINE
Thompson Creek Metals Company – Thompson Creek Mine

		Calendar Year				Jan-July
	Total	**2005**	**2006**	**2007**	**2008**	**2009**
Mine Production						
Ore from Pit (000s tons)	39,651	6,116	5,165	7,145	14,631	6,594
Waste (000s tons)	119,051	12,042	22,418	40,937	28,195	15,459
Mill Production						
Tons (000s)	36,124	7,757	5,114	8,870	10,083	4,300
Grade(% Mo)	0.112	0.137	0.173	0.064	0.096	0.134
Recovery (%)	88.7	90.7	91.2	82.2	87.4	90.8
Mo Production						
HPM (000s lbs)	3603	913	934	759	688	309
Total Mo Production (000s lbs)	71,994	19,137	16,316	9,297	16,846	10,398

Notes:
1. HPM stands for High Performance Molybdenum.
2. Tons milled are higher or lower than ore mined because of stockpile activity.
3. The numbers may not add due to rounding.

5 GEOLOGY

REGIONAL GEOLOGY

The following description of the regional geological setting is modified from Schmidt et al. (1982).

The Thompson Creek porphyry molybdenum deposit appears to be located near the suture of two geologic provinces: continental, arc-related intrusive rocks of the late Cretaceous Idaho Batholith (65-100 Ma) are exposed to the west of the mine, while complexly deformed Palaeozoic metasedimentary rocks are dominant to the east.

The Idaho Batholith is a multi-phase, long-lived intrusion with a granitic to granodioritic composition. It is derived from extensive melting of the continental crust during subduction of the Farallon oceanic plate beneath the palaeo-North American plate. In western Idaho, the batholith is separated by outcrops of significantly older metasedimentary rocks (such as the Middle Proterozoic Belt Supergroup).

Palaeozoic metasedimentary rocks form the wall-rock to portions of the Thompson Creek deposit. Geologically, these sediments are believed to represent geosynclinal, clastic-dominated units that are similar in age and style to those exposed in central Nevada. Syngenetic stratiform base-metal mineralization is locally developed in some of these Palaeozoic units.

Much of the pre-Tertiary geology in both provinces is obscured by a thick, unconformable deposit of Eocene Challis volcanic rocks (41-51 Ma). Hot-spring waters flowing into Salmon River are relicts of this volcanic episode.

Figure 5-1 is a map of the regional geology in the vicinity of the Thompson Creek deposit.



THOMPSON CREEK MINE
MONTANA
IDAHO
Idaho Batholith
Elk City
McCall
Stibnite Au, Ag
Salmon
Cobalt Co
Challis
Yankee Fork
T. Creek Mo
Stanley
Little Falls Mo
Cuma Mo
Boise Basin
White Clouds Mo
Atlanta Au
Sun Valley
Hailey Gold Belt
BOISE
Ima Mo,W
Arco
Craters of the Moon Natl. Mon.
BUTTE
Boulder Batholith
Cannivan Mo
Pioneer Batholith
Argenta Ag
Dillon
Snake River Plain
0 5 10 20 30 40 50 miles
N
46°
45°
44°
43°
116°
115°
114°
113°
Qa Quaternary valley fill
TQa Tertiary / Quaternary valley fill
Tv Tertiary volcanic rocks
Qv Quaternary volcanic rocks
Ti Tertiary intrusive rocks
Mv Mesozoic volcanic rocks
Mi Mesozoic intrusive rocks
Pz Paleozoic sediments
p€ Precambrian sediments
Major gold district

Figure 5-1

Thompson Creek Metals Company Inc.

Thompson Creek Mine
Custer County, Idaho, U.S.A.

Regional Geology

September 2009 ***Source: Thompson Creek Metals Company Inc., 2006.***

LOCAL AND PROPERTY GEOLOGY

The following description of the local geology is taken from The Winters Company (Winters) report of 2000. Reference should be made to Figure 5-2.

"Molybdenum mineralization in the deposit is hosted in the Thompson Creek intrusive complex, a composite granodiorite-quartz monzonite stock of Cretaceous age. The stock intruded carbonaceous and locally limy argillite of the Mississippian Copper Basin Formation. Where it is in contact with the intrusive, the argillite has been contact-metamorphosed to hornfels and locally to tactite.

"The intrusive and sedimentary rocks are unconformably overlain by the Eocene Challis Volcanics, a post-mineral sequence of andesite to rhyodacite tuffs, flows, and agglomerates. Locally, the volcanic cover is up to 1,000 feet thick. These volcanic rocks filled valleys and depressions in the paleotopography around the Thompson Creek minesite.

"The majority of the Thompson Creek deposit is hosted within the igneous rocks of the Thompson Creek intrusive, with minor amounts found in the metasediments."

"Two important structures crosscut the Thompson Creek deposit: the Raise Fault, which roughly parallels the northwest trend of mineralization, and the post-mineral Unnamed Fault, which divides the orebody into northwest and southeast portions. The Unnamed Fault strikes N34°E and dips steeply southeast. Geologists who have worked with the deposit believe that the southeast portion of the orebody is down-dropped relative to the northwest portion."

Recent glacial deposits mantle the lower parts of many river valleys in the area.


114° 15'
114° 30'
44° 30'
44° 15'
Scale : 1" = 4 Miles
0 1 2 3 4 5 10
N
Yankee Fork
Squaw Creek
Thompson Creek Project Area
Thompson Creek
Salmon River

EXPLANATION

Challis Volcanics (Eocene)

unconformity

Idaho Batholith - Atlanta Lobe (Cretaceous)

unconformity

Paleozoic Metasedimentary Rocks

Figure 5-2

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Local Geology

September 2009 ***Source: Thompson Creek Metals Company Inc., 2006.***

DEPOSIT TYPES

Thompson Creek is a member of a class of mineral deposits known as the porphyry molybdenum type. Porphyry molybdenum deposits have been divided into two subtypes called the Climax-type and the Endako-type. Thompson Creek belongs in the latter category. In contrast to the rift-related Climax-type deposits, the Endako-type deposits formed by subduction-related processes (alluded to above). Other deposits in this class include Quartz Hill, Alaska, and White Cloud, Idaho.

Porphyry molybdenum deposits are hosted by granodiorite to quartz monzonite intrusions and have secondary potassic alteration assemblages (biotite-feldspar). Typically, the mineralization is in the form of multiple cross-cutting molybdenite-quartz vein stockworks. These deposits are characterized by low copper values (Guilbert and Park, 1986).

MINERALIZATION

The following description of the Thompson Creek deposit is taken from Winters (2000).

> *"The long axis of the deposit is elliptical in shape, with its long axis oriented in a north-westerly direction. The approximate dimensions of the deposit are 6,000 feet long by 2,500 feet wide by 2,500 feet deep. Molybdenum mineralization occurs in stockworks of quartz veins and stringer zones. These stockworks are associated with a potassic zone of alteration consisting of coarse biotite, K-feldspar, and minor pyrite. A shell of phyllic alteration defined by a quartz-sericite-pyrite assemblage surrounds the main zone of molybdenum mineralization. A barren potassic core of quartz/K-feldspar alteration underlies the molybdenum mineralization. The quartz-monzonite stockworks are preferentially oriented N40-60°W and dip moderately to steeply to the northeast.*

"...The copper content of the deposit averages less than 100 ppm. Because of the low level of copper in the deposit, the mine produces no saleable copper."

DRILLING

The current mineral reserve estimates are based on the results of drilling carried out by Cyprus from 1968 to 1981 (Schmidt et al., 1982) and Thompson Creek from 1983 to 2009. Table 5-1 lists various drilling campaigns. In early June 2007, a drill program commenced with the objective of expanding the mineral reserves to depth and on the edges of the deposit. The last hole of this program was drilled in mid-February 2009. Hole sizes were HQ and NQ.

TABLE 5-1 DRILLING ON THOMPSON CREEK
Thompson Creek Metals Company – Thompson Creek Mine

Years	Type of Drilling	No. of Holes	Footage
1968-77	Core – surface and u/g	94	83,953
1978-81	Core	102	130,497
1978-81	Rotary	74	98,284
1997	Core	6	4,546
1998-99	Core	4	3,778
2000-06	Other	91	21,594
2007-09	Core/RC	55	68,115
Total		**426**	**410,767**

Additional drilling was carried out from 1979 to 1981 in the proposed tailings dam and mill site areas for hydrologic and engineering purposes.

The Cyprus drill hole samples were assayed for molybdenum. Assays for uranium, sulphur, copper, lead, zinc, and tungsten were done also, but not on all drill holes. The 1990s Thompson Creek drill hole samples were assayed for molybdenum, lead, copper, and sulphur. Sample intervals were typically 10 ft., which is small compared to the thickness of the Thompson Creek deposit measured in hundreds of feet.

Figure 5-3 is a drill hole collar map that shows the general distribution of the holes across the pit.


353,000 E
354,000 E
355,000 E
356,000 E
357,000 E
358,000 E
969,000 N
968,000 N
967,000 N
966,000 N
965,000 N
964,000 N
963,000 N
962,000 N
N
0
500
1000
1500
2000
Feet

Figure 5-3

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

In Pit Diamond Drill Hole Collar Map

September 2009

SAMPLING METHOD AND APPROACH

According to Schmidt et al. (1982), the Cyprus sampling of the drill holes followed the company's standard procedures. Drill core and rotary cuttings from any major project were handled by the company personnel at the processing facilities in Philipsburg, Montana, USA.

Drill core was generally split in 10 ft. intervals at the mine site using a hydraulic splitting machine. One-half of the core was bagged, labeled, and shipped to Philipsburg, where the samples were crushed, pulverized, and readied for shipment to commercial assay laboratories. The other half of the drill core was retained for reference purposes and stored in core boxes either at the mine site or in Philipsburg.

Rotary drill cuttings were collected and split in a Jones splitter at the drill site. Individual samples represented 10 ft. intervals of a certain hole and, once properly collected and labelled, the samples were processed in the same manner as drill core at the Philipsburg laboratory. Chip logs were prepared from every rotary hole for logging and correlation purposes.

Scott Wilson RPA has not reviewed any documents on the sampling procedures for the 1997-1999 or the 2000-2009 drilling but is of the opinion that they follow industry practices. An inspection of the core sampling facilities was made during the site visit to view the splitting and handling procedures. Scott Wilson RPA notes that there is no ongoing procedure to determine specific gravity values.

Blasthole samples are taken for grade control in the open pit mining. Samples are taken by cutting three troughs in the pile of blasthole cuttings. Sample size is in the order of five pounds.

SAMPLE PREPARATION, ANALYSES AND SECURITY

As noted in the previous section, the 1968-1981 Cyprus drill hole samples were crushed and pulverized by the company personnel at the Cyprus processing facilities in Philipsburg, Montana, and shipped to commercial assay laboratories. Generally, two to three pulps from each sample were sent to different labs for analysis; i.e., Chemical and Mineralogical Services (CMS) in Salt Lake City, Utah; Skyline Labs (Skyline) in Denver, Colorado; Cyprus Metallurgical Processes Corp. (CYMET) in Tucson, Arizona. One pulp was retained in Philipsburg for reference (Schmidt et al., 1982).

For holes drilled from the surface, molybdenum assays were run for most sample intervals at Skyline and in duplicate at CMS. In addition, numerous triplicate molybdenum determinations were made at one of Cyprus' in-house laboratories, and occasional triplicate molybdenum assays were run at Rocky Mountain Geochemical's (RMGC) laboratory in Salt Lake City, Utah.

For holes drilled from underground exploration drifts, most of the molybdenum determinations were made by Hazen Research Inc. (HRI) in Denver, Colorado. Assaying for uranium and sulphur in the drill holes was much more sporadic. Sulphur analyses were done for many of the individual intervals in the earliest holes (up through S-23). Almost all sulphur determinations were made by HRI. Uranium analyses were completed for many intervals beginning with hole S-25. All uranium assays were performed by CMS in Salt Lake City. Sporadic assaying was also done at Skyline, CMS, and Cyprus for other elements, including copper, lead, zinc, and tungsten (as WO_3). These data were not included in the database transmitted to Winters (Winters, 2000).

For the 1997-1999 drilling and 2000-2009 drilling, sample preparation and assays for molybdenum, lead, copper, uranium, and sulphur were carried out at the Thompson Creek mine on-site laboratory.

The grade control blasthole samples are assayed at the on-site laboratory. Ore samples are assayed for molybdenum and lead and every fifth sample, for iron. Waste samples are assayed for sulphur and every fifth sample for molybdenum. Each sample is

dried and homogenized in a riffler, and 200 g to 300 g is pulverized to -200 mesh. Two grams of each sample is digested in acid and analyzed by atomic adsorption. The Thompson Creek laboratory uses standards and blanks, as well as internal duplicates for Quality Assurance/Quality Control (QA/QC). An inspection of the on-site laboratory was made during the site visit and no issues were noted. The laboratory is ISO certified. It was noted that the rock pulps are kept on-site and are available for re-running if necessary.

From the descriptions of the Cyprus sample preparation and assay procedures, Scott Wilson RPA concludes that appropriate industry standards were followed. Scott Wilson RPA has not reviewed any information about sample security but has no reason to suspect that it did not follow industry standards for the times the sampling was carried out. In the opinion of Scott Wilson RPA, the molybdenum assay data are acceptable for mineral reserve estimation.

DATA VERIFICATION

Winters (2000) carried out a review of the Thompson Creek database in 1997, including drill hole collar locations, original molybdenum assays, check assays, and geologic logs. No obvious problems were noted in drill hole collar locations, although Thompson Creek staff subsequently discovered errors in several drill hole coordinates and corrected them.

Winters (2000) compared the molybdenum assays from the original assay certificates with assays in the computer database, and assays in drill logs with the computer database. Only a small number of original assay certificates were available. No discrepancies were found, although checking was difficult because assays in the computer database were averages from several laboratories. Similarly, no discrepancies between lithologic codes in the drill logs and the computer database were noted. Winters (2000) concluded that the reliability of the computer molybdenum assay values used for grade estimation is well within industry standards.

For the 1968-1981 Cyprus drilling, Winters (2000) notes that check assays, in the form of duplicate pulps, were routinely run between two and sometimes as many as four laboratories during the exploration phase at Thompson Creek. The only historical concern found by Winters (2000) was mentioned in correspondence between Noranda Inc. and Cyprus dated March 30, 1977, which discussed a possible problem regarding sample preparation at one of the four laboratories used to assay drill core. From this and other internal memoranda, it appears that considerable effort was expended by both companies to resolve sample preparation and analytical methods.

Winters toured the assay laboratory at Thompson Creek in 1998 and found the sample preparation procedures, analytical procedures, and general housekeeping to be excellent.

Although molybdenum analyses were not routinely checked with outside laboratories, two internal samples were used to check each batch of blasthole samples. Check samples were sent to outside laboratories for confirmation of acid rock drainage (ARD) determinations.

According to Lechner (2009), the diamond core and reverse circulation samples for the 2007 drill program were assayed for Mo, Cu, Pb, and Fe at the Thompson Creek laboratory. Standard reference materials were only inserted into the sample stream after crushing and pulverizing. As a cross-check on the internal Mo values, Thompson Creek sent 138 pulps from the 2007 program to Skyline in Tucson, Arizona. These samples represented a frequency rate of about one check assay per 12 original samples.

Figures 5-4 and 5-5 compare the 2007 Thompson Creek Mo values with the commercial laboratory Mo values. There is a reasonable correlation between the two data sets with a slight bias towards Skyline for samples below 0.1% Mo. The mean grades between the paired assay data are also very similar (0.085% for Thompson Creek and 0.084% for Skyline).

In addition to the external checks discussed above, Thompson Creek also collected duplicate samples from its 2007 core and reverse circulation drilling campaigns. Basic

statistics for the initial and duplicate samples are summarized in Table 5-2. The mean grades for the first and second duplicates vary between +3% and -8% from the original sample grades.

TABLE 5-2 DUPLICATE SAMPLE RESULTS – 2007 DRILLING
Thompson Creek Metals Company – Thompson Creek Mine

Parameter	First Duplicate		Second Duplicate	
	Initial	Duplicate	Initial	Duplicate
Count	213	213	97	97
Min Mo	0.000	0.001	0.002	0.002
Max Mo	0.340	0.390	0.126	0.129
Mean Mo	0.030	0.029	0.026	0.028
% Diff. – Mean Mo	3.1%		-8.4%	
St. Dev.	0.047	0.045	0.025	0.027
Coefficient of Variation	1.551	1.549	0.958	0.946

FIGURE 5-4 XY SCATTER GRAPH – 2007 THOMPSON CREEK VS. SKYLINE ASSAYS



0.500
0.400
0.300
0.200
0.100
0.000
Skyline Mo (%)
0.000
0.100
0.200
0.300
0.400
0.500
TCMC Mo (%)

From Lechner, 2009.

Note. TCMC = Thompson Creek Metals Company

FIGURE 5-5 QQ PLOT – 2007 THOMPSON CREEK VS. SKYLINE ASSAYS


Skyline Mo (%)
TCMC Mo (%)
0.00
0.10
0.20
0.30
0.40
0.50

From Lechner, 2009.

Note. TCMC = Thompson Creek Metals Company

According to Lechner (2009), the external pulp checks and duplicate sample comparisons for the 2007 drill hole data indicate that the data set is suitable for mineral reserve estimation. Scott Wilson RPA agrees with this conclusion.

For the 2008 and 2009 drilling campaigns, the mine laboratory prepared standard reference material from blasthole cuttings. This standard has an expected grade of 0.074% Mo, with two standard deviations ranging between 0.068% Mo and 0.080% Mo. This standard, known as "QC#9", is routinely inserted into the atomic absorption instrument at a frequency of one standard every five samples after the machine has been calibrated with a blank. Lechner (2009) notes that Thompson Creek is in the process of implementing a Laboratory Information Management System (LIMS) system at the mine, which will provide it with more automated methods for tracking sample and reference material results.

Duplicate samples from the 2007-2009 program returned values that were, for the most part, similar to the values of the original samples (below 0.1% Mo). However, duplicate samples with values above 0.1% Mo show a slight bias towards higher values for the duplicate samples. Scott Wilson RPA recommends investigation of this apparent bias for the ‘higher’ grade samples.

Lechner (2009) recommends that Thompson Creek obtain two additional standards, one with a Mo value closer to the mine cut-off grade (0.03% Mo) and one with a Mo value in the high-grade range (greater than 0.1% Mo). In addition, barren or blank material should also be submitted at a frequency of one blank for every 20 drill hole samples at the Thompson Creek laboratory. As a further cross-check, Lechner (2009) recommends that approximately 5% of the pulps should be assayed by an accredited commercial laboratory. Scott Wilson RPA agrees with these conclusions.

Scott Wilson RPA toured the Thompson Creek laboratory during the site visit in August 2009 and noted no problem areas. In the opinion of Scott Wilson RPA, the Thompson Creek drill hole database is acceptable for mineral reserve estimation.

6 MINERAL RESERVE ESTIMATES

GENERAL STATEMENT

Mineral reserves at the Thompson Creek mine as of May 31, 2009, are listed in Table 6-1.

TABLE 6-1 MINERAL RESERVES – MAY 31, 2009
Thompson Creek Metals Company - Thompson Creek Mine

	Proven		Probable		Prov. + Prob.	
	M tons	% Mo	M tons	% Mo	M tons	% Mo
Mine	89.6	0.095	72.8	0.072	162.4	0.085
Stockpiles	2.2	0.048			2.2	0.048
Totals	**91.8**	**0.094**	**72.8**	**0.072**	**164.6**	**0.084**

Notes
1. Mineral reserves are estimated at a cut-off grade of 0.03% Mo.
2. Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.
3. Tonnage factor is 12.98 $ft.^3$/ton.
4. Stripping ratio is approximately 2.2:1.
5. Numbers may not add due to rounding.

The initial mineral reserve estimates were prepared for Thompson Creek by Winters (2000) and reviewed by Scott Wilson RPA for the 2006 Technical Report. In 2007 and 2009, the mineral reserve estimates were updated by Thompson Creek using the Winters (2000) drill hole database, geological interpretation, and estimation parameters as a base. For the 2009 estimate, the Winters (2000) block model volume was expanded to the north, to the west, and to a lower elevation (4,700 ft.) and additional drilling information (from 2006 to 2009) was incorporated. An updated three-dimensional (3D) model, using a combination of probabilistic and deterministic methods, was constructed from the pre-existing models (2008 and 2000). All holes and related data, including those from the recent (2006-2009) drilling campaigns, are included in the database. The 2009 mineral reserve estimates were created by the Thompson Creek mine staff with the assistance of Resource Modelling Incorporated (RMI, 2009).

Thompson Creek has prepared the current estimate of the mineral reserves and the mine plan using the old Phase 6 and Phase 7 pushbacks, and has added a new, Phase 8 pushback. Phase 8 is a pushback of the east wall of the pit by approximately 250 ft. In

July 2009, Thompson Creek revised the Phase 8 plan to include Phase 8 East (8E) and Phase 8 West (8W). Phase 8E is the old Phase 8 plan, with some minor modifications, and the Phase 8W plan involves mining of additional reserves from the west wall of the pit. These new reserves in the west wall were defined by definition drilling in that area. For purposes of this report, Scott Wilson RPA has used the new reserve estimates up to and including Phase 8E and 8W for this analysis.

DATABASE

Originally, Winters (2000) and Thompson Creek staff created a MedSystem database from the initial Cyprus drill holes and the 1997-1999 infill holes. Recent infill drill holes (2000 to 2009) have been added to the database and it now consists of 410,767 ft. of drilling in 426 holes. The key items in the database used for reserve estimation are molybdenum assay and rock type code. Most of the assays are in 10 ft. intervals down the hole.

According to RMI, the lithology component of the 3D model was created by iterative reconciliation of the geologic contacts in section and plan. The final geologic interpretation is based on reconciled mid-bench polygons. Drill hole assays, composites, and model blocks (50 ft. by 50 ft. by 50 ft.) were coded using the mid-bench planar polygons. Since the deposit is mined on 50 ft. benches, the composites were also created in downhole intervals of 50 ft.

A tonnage factor of 12.98 $ft.^3$/ton was used for the intrusive host rock with the molybdenum mineralization and a tonnage factor of 13.17 $ft.^3$/ton was used for the metasedimentary rocks and volcanic cover rocks.

GEOLOGIC MODEL AND DOMAINS

The original block model contained the following lithologies: granodiorite, quartz diorite, undifferentiated metasedimentary material, and post-mineralization volcanic rocks. Contact plots of the molybdenum grade across the granodiorite/quartz-monzonite boundary (RMI, 2009) highlight similar grade populations within these units, which

suggests that they should be combined for interpolation purposes. Winters (2000) also noted a low coefficient of variation for the mean molybdenum values suggesting a similar statistical population distribution for the two units. Scott Wilson RPA agrees with this interpretation for the 2009 model.

In contrast, the granodiorite/metasedimentary contact should be treated as a hard boundary because of the dissimilarity in the molybdenum grade populations. Again, Scott Wilson RPA agrees with RMI (2009) that this contact should be a hard boundary for interpolation procedures.

For the initial Thompson Creek geological models, various domains were created by examining both blasthole grade maps and lithologic maps. In later models, these domains, which were used to constrain molybdenum grade interpolation, were extended in the direction of grade continuity to the north, west and at depth. These domains were further refined using indicator variography, so that molybdenum subpopulations of increasingly higher grades were more precisely defined within the host intrusive rocks. Three molybdenum indicator cut-off models were created using the following grades: 0.02%, 0.06%, and 0.10%. Intervals within the composite table were assigned a 0 or 1 depending upon whether or not the composite molybdenum value was below or above one of the three cut-offs. These data were then interpolated into the block model using a two-pass inverse distance squared routine; values in the blocks range from 0 (zero probability) to 100 (100% probability). Blocks with indicator values greater than 50% for the 0.02% and 0.06% cut-off grades were flagged as favorable low-grade (LGFLG) and high-grade (HGFLG), respectively, and used during the molybdenum interpolation routine.

CAPPING

Thompson Creek used cumulative probability plots to assess the need for capping of higher grade outliers. In total, 23 raw assays were capped, which represents 0.07% of the data set. Scott Wilson RPA agrees with this method of capping.

STATISTICS AND VARIOGRAPHY

Statistics for the uncapped and capped 50 ft. composites of molybdenum grade within the host intrusive units are shown in Table 6-2.

TABLE 6-2 STATISTICS OF MO COMPOSITES
Thompson Creek Metals Company – Thompson Creek Mine

Statistic	Granodiorite and metasediments Uncapped	Granodiorite and metasediments Capped
No. of data	7,137	7,137
Mean	0.0453	0.0450
Std. Dev.	0.0694	0.0676
Coeff. of Variation	1.53	1.50
Median	0.016	0.016

The coefficient of variation for both the capped and uncapped values suggests that the data set is slightly skewed, although Scott Wilson RPA does not consider the degree of skewness to be critical. In addition, Scott Wilson RPA notes that capping has only a minor effect on the distribution of the molybdenum values.

Thompson Creek generated a series of molybdenum grade and indicator variograms (known as correlograms) using the 50 ft. composite data. Although these variograms were created for the 2008 (Lechner, 2009) model, they are believed to be applicable to the 2009 data set. Initially, the indicator variograms were used to establish domains within the intrusion and the metasediments, with back-tagging of these domain names to the composite file. Variograms of the back-tagged composites suggest grade–continuity ranges of approximately 500 ft. for both the intrusions and the metasediments. Scott Wilson RPA notes that this distance is a magnitude greater than the block dimensions and suggests good grade continuity throughout the mineralized units.

The ranges defined by the variography were used by Thompson Creek to derive parameters and search ellipse radii for block grade interpolation. All of the variograms were anisotropic, with the major axis oriented northwesterly along the long dimension of

the molybdenum deposit and the search ellipse dipping at 45° to 50° to the northeast. The range of influence for the axes is shown in Table 6-3.

BLOCK MODEL INTERPOLATION

Table 6-3 summarizes the key parameters for estimating the 0.02%, 0.06%, and 0.10% indicators within the intrusion blocks. The first pass used a smaller search strategy and blocks could be estimated by data from a single drill hole. The second pass used a larger search strategy and required a minimum of three drill holes for block estimation. The second pass overwrote most of the blocks estimated by the first pass strategy. This left estimated block indicator values along the perimeter of the exploration drilling pattern to be based on fewer drill holes.

TABLE 6-3 MO INDICATOR ESTIMATION PARAMETERS (INTRUSIVE UNIT)
Thompson Creek Metals Company - Thompson Creek Mine

Estimation Pass	Number of Composites			Search Ellipse Dimensions (ft.)		
	Min	Max	Max/hole	X	Y	Z
1	1	8	2	400	400	200
2	6	16	2	750	750	250

For the metasedimentary unit, a favorable area of molybdenum mineralization was manually defined using exploration drill hole data, blasthole data, and pit-wall mapping. Mineralized material was flagged as low-grade (LGFLG=1), while all other areas received a default code corresponding to unmineralized (2).

Block molybdenum grades were estimated using a multi-pass, inverse distance cubed (ID^3) estimation method. Prior to estimating the molybdenum block grades, the drill hole composites were back-tagged with either a low-grade (LGFLG) or high-grade (HGFLG) flag. Three passes were used for blocks flagged as either intrusive or metasedimentary. For the intrusive blocks, the first and second passes estimated block grades both inside and outside the 0.02% probability populations (i.e., coded LGFLG 1 or 2). The third pass for intrusion-flagged blocks estimated molybdenum grades where the probability of high-grade values was likely (i.e., HGFLG =1). Strict block/composite matching was used for both lithology and indicator populations.

A three-pass ID^3 estimation method was also used for blocks flagged as metasedimentary rocks. The first pass was restricted to those blocks within the manually defined 0.02% Mo grade domain. The remaining two passes were restricted to blocks outside the manually constructed grade contours.

Table 6-4 summarizes the key parameters that were used to estimate block molybdenum grades.

TABLE 6-4 MO GRADE ESTIMATION PARAMETERS
Thompson Creek Metals Company - Thompson Creek Mine

Estimation Pass	Rock Type	Indicator Population	Number of Composites			Search Ellipse Dimensions (ft.)		
			Min	Max	Max/hole	X	Y	Z
1	Intrusive	LG 1 & 2	3	6	2	400	400	200
2	Intrusive	LG 1 & 2	4	8	2	750	750	250
3	Intrusive	HG-1	3	6	2	400	400	200
1	Metaseds	LG-1	3	6	2	250	250	125
2	Metaseds	LG-1	4	8	2	500	500	250
3	Metaseds	LG-1	1	3	1	100	100	500

For the Thompson Creek model, a nearest neighbor (NN) grade check estimate was also made using the same search criteria (rock type and indicator population). For this technique, the grade estimate was weighted by the length of the composites to account for short composites at the end of drill holes. Composites with a length less than one half the bench heights (i.e., 25 ft.) were not used to estimate block grades. Scott Wilson RPA agrees with this methodology. It is noted that the ID^3 grade model is about 3% higher than the NN model, which suggests a minor bias in the ID^3 method. Scott Wilson RPA does not consider this bias to be significant.

For the category model, the distance to the closest composite, number of composites, and number of drill holes used in the estimation process were captured and stored in each block. These values are used to classify the mineralization.

GRADE VERIFICATION

Both visual and statistical checks of the interpolated grade values within the block model were performed by Thompson Creek. Using cross-section and level plans the distribution of the block molybdenum grades were compared to the drill hole composite values. Scott Wilson RPA performed similar checks on the data set and notes that there is good agreement between the block and composite grades. The classification of the mineral reserves was also displayed on the sections and the classification into proven and probable categories appears to be reasonable.

Swath plots were also created to check for geographic variations in the block model values estimated by the two methods. No significant differences were detected using this technique. In addition, a plot of blasthole grades versus ID^3 interpolated grades for identical blocks shows a reasonable correlation between the two sets of data. However, when molybdenum grades are greater than 0.12%, the blasthole grades are generally higher than the ID^3 values. Scott Wilson RPA suggests that this may be due, in part, to using averaged molybdenum grades for the interpolation.

Scott Wilson RPA is of the opinion that the approach, procedures, database, and methods used for the block model are reasonable and follow general industry practice.

MINERAL RESERVE CLASSIFICATION CRITERIA

Thompson Creek classified the interpolated block grades into proven and probable using:

- Distance of the block value from the closest composite, and
- A minimum number of holes required to achieve the classification.

Table 6-5 summarizes the criteria. Mineral reserves at the Thompson Creek mine as of May 31, 2009, are listed in Table 6-6.

TABLE 6-5 RESERVE CLASSIFICATION CRITERIA
Thompson Creek Metals Company – Thompson Creek Mine

Rock Type	Proven Reserve		Probable Reserve	
	Distance to Drilling (ft.)	Minimum No. of Holes	Distance to Drilling (ft.)	Minimum No. of Holes
Intrusive	≤ 100	≥ 3	≤ 240	≥ 2
Metasediment	≤ 140	≥ 3	≤ 290	≥ 2

From Lechner, 2009.

PIT DESIGN

The Winters (2000) report gives the general procedures followed for the Thompson Creek mineral reserve estimate. This estimate was updated by the Thompson Creek mine staff effective May 31, 2009.

In the Winters (2000) report, open pit reserves were estimated using a floating cone algorithm. Technical parameters required as input to the algorithm included pit slopes for various sectors of the pit, operating costs, metallurgical recoveries, and metal prices. In Winters (2000), several different open pit scenarios were analyzed and designated as Phases 4, 5, and 6. Each successive phase mined more waste. Phases 4 and 5 are now completed, and Phase 6 is in progress. Stripping of Phase 7 is currently underway.

In July and August 2007, Thompson Creek prepared a Phase 8 mine plan. In July 2009, Thompson Creek revised the Phase 8 plan to include Phase 8 East (8E) and Phase 8 West (8W). Phase 8E is the old Phase 8 plan, with some minor modifications, while Phase 8W involves mining of additional reserves from the west wall of the pit. These new reserves in the west wall were defined by recent definition drilling in that area.

Scott Wilson RPA has reviewed the Thompson Creek open pit design work and the mineral reserve estimate, and has checked the compiled tonnages and grades for Phases 6, 7, 8E, and 8W below the topographic surface for May 31, 2009, using the current block model. The block model was compiled using data as of April 30, 2009, and the

reserves and mine plan used this block model but changed the surface topography to the topography of May 31, 2009. In our opinion, the mineral reserve estimate is reasonable.

PRODUCTION PLAN

Thompson Creek has prepared a new production plan that includes the mining of 164.6 million tons of proven and probable mineral reserves at an average grade of 0.084% Mo. Scott Wilson RPA notes that the estimate of reserves can be affected by changes in the mining method, metallurgy, and other relevant factors.

Figure 6-1 shows the Phase 8E and 8W open pit contours. The cut-off grade is 0.03% Mo and the average concentrator recovery used was 90%. Actual concentrator recovery for each month of the production forecast is estimated using a formula that relates recovery to head grade.

The average waste to ore strip ratio in the Thompson Creek mine plan is 2.2:1. The input data include:

- A cut-off grade of 0.03% Mo.
- An average concentrator recovery of 90%, actual recovery is estimated by a formula that relates recovery to head grade.
- An average mining and administration cost of US$1.94 per ton.
- An average processing plant cost of US$3.50 per ton.
- A price of US$10.00 per pound of Mo.
- The pit slopes used in the design are 42 degrees for the north and northeast wall, 45 degrees in the east wall slide area, 47 degrees in the remaining directions, and 37 degrees for the top part of the open pit where volcanic rocks are intersected.

Thompson Creek staff generated an initial pit shell at a price of US$10/lb Mo, then modified the design to allow for access and to ensure adequate mining widths. The final pit is larger than the $10/lb Mo shell but within a $12/lb Mo shell. The $12/lb Mo pit shell was used to assist in assessing the best location for ramps.

The tonnage production is determined by concentrator schedule. It is planned to operate the concentrator on a ten days on and four days off schedule for the remainder of 2009 and for 360 days during each succeeding year.

Scott Wilson RPA has reviewed the pit design and considers it to be reasonable.

CUT-OFF GRADE

The cut-off grade is 0.03% Mo, which was determined by using a US$10.00 per pound Mo price, a recovery of 90.0%, and a mining and administration cost of US$1.94 per ton. The mill operating cost is US$3.50 per ton milled, which equates to a discard cut-off grade of about 0.026% Mo (rounded to 0.03% Mo). The cut-off grade assumptions are reasonable, in Scott Wilson RPA's opinion.

CLASSIFICATION OF MINERAL RESERVES

Mineral reserves at the Thompson Creek mine as of May 31, 2009, are listed in Table 6-6. The reserves have been classified as proven or probable based on the criteria shown in Table 6-5. Stockpiles are included in the estimate as proven reserves.

TABLE 6-6 MINERAL RESERVES – MAY 31, 2009
Thompson Creek Metals Company - Thompson Creek Mine

	Proven		Probable		Prov. + Prob.	
	M tons	% Mo	M tons	% Mo	M tons	% Mo
Mine	89.6	0.095	72.8	0.072	162.4	0.085
Stockpiles	2.2	0.048			2.2	0.048
Totals	**91.8**	**0.094**	**72.8**	**0.072**	**164.6**	**0.084**

Notes
1. Mineral reserves are estimated at a cut-off grade of 0.03% Mo.
2. Mineral reserves are estimated using an average long-term molybdenum price of US$10.00 per pound.
3. Tonnage factor is 12.98 $ft.^3$/ton.
4. Stripping ratio is approximately 2.2:1.
5. Numbers may not add due to rounding.

Proven reserve means reserves for which:

1. Quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling, and

2. The sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Probable reserve means: reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Scott Wilson RPA is of the opinion that the proven and probable reserves at Thompson Creek mine conform to these definitions.

In addition to the above, Thompson Creek has estimated additional "mineralized material" of 161.8 million tons at 0.052% Mo. This material may be mined at some time in the future depending on costs and prices at the time.



353,000 E
354,000 E
355,000 E
356,000 E
357,000 E
358,000 E
969,000 N
968,000 N
967,000 N
966,000 N
965,000 N
964,000 N
963,000 N
962,000 N
N
0
500
1000
1500
2000
Feet
September 2009

Figure 6-1

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Phase 8 Pit Contours (50 ft)

7 MINING OPERATIONS

Conventional open pit mining methods are used at the Thompson Creek mine. Cable shovels load the blasted material into trucks and, depending on grade, the material is hauled either to the waste dumps, the crusher, or to the stockpile. The shovels have a 27.5 $yd.^3$ or 40 $yd.^3$ capacity and trucks are rated at 190 tons. Ore is stored in three run-of-mine (ROM) stockpiles based on grade. A crusher is located adjacent to the pit; crushed rock is conveyed 7,000 ft. to the concentrator. Waste rock is hauled to the waste rock dumps located adjacent to the pit. The waste dumps, as well as other areas of the mining operations, will be reclaimed and revegetated at the end of the mine life.

Benches in the pit are 50 ft. high and the mine uses 50 ft. by 50 ft. by 50 ft. blocks for block modeling purposes. The final depth of the pit is planned for 1,200 ft. The open pit will be approximately 4,000 ft. long and 6,000 ft. wide. A pit plan is shown in Figure 6-1. Scott Wilson RPA is of the opinion that sufficient dilution is included in the 50 ft. by 50 ft. by 50 ft. blocks.

Mining and milling operations were stopped on July19, 2009, for a scheduled summer shutdown. The mill reopened on August 4, 2009, and mining resumed on August 17, 2009.

PIT SLOPES

There have been three large wall failures in the eastern wall of the pit since 2006. One of them was in a weak zone called Debit Creek on January 27, 2006 (now cleaned up). A second failure, known as the Central Wedge and located in the middle of the eastern wall, occurred in October 2008 and is currently being cleaned up. More recently, on August 17, 2009, a failure occurred in the lower part of the east wall.

Call & Nicholas, Inc. (CNI), slope stability specialists, have been retained by Thompson Creek to provide expert advice on pit slope stability issues at the Thompson

Creek mine. They visit the mine on a regular basis. In December 2004, CNI recommended that the mine use inter-ramp slope angles of 42° for the north and northeast wall, 45° for the east wall, 47° for all other directions, and 37° in the volcanic rocks located in the upper levels of the pit. These recommendations, originally made by CNI in 2000, assumed adequate wall drainage through major faults and fractured ground and suggested that the mine continue its program of monitoring of the pit walls.

CNI visited the mine site most recently on May 27 and 28, 2009, and made certain recommendations regarding pit slope stability. These recommendations included:

- update the mine structural geology maps;
- redesign Phase 7 by flattening the slope angle to 45° or changing the wall orientation;
- drill additional geotechnical holes into the Debit Creek area;
- drill additional drain holes;
- continue existing wall safety monitoring programs;
- consider double bench pre-shearing of wall holes.

For additional pit slope safety monitoring, Thompson Creek installed a radar system in July 2008 to monitor the eastern wall of the pit, and has continued monitoring other programs already in place. In addition, a spotter visually monitors the eastern pit wall from the location of the radar station during the day and night.

LIFE OF MINE PLAN

Thompson Creek is currently using Phases 6, 7, and 8 for its life of mine (LOM) plan. Phase 8 consists of two phases: Phase 8 East (8E), which involves a 250 ft. pushback of the eastern wall, and Phase 8 West (8W), which involves a 500 ft. pushback of the western wall. The pit designs were completed by using a US$10/lb Mo and US$12/lb Mo Lerchs-Grossmann shell. The US$12/lb Mo shell was used as a guide for locating ramps. A batter angle of 60° was used.

In the current LOM plan, mining starts on June 1, 2009, and continues until mid-2025. A total of 164.6 million tons of proven and probable mineral reserves at a grade of 0.084% Mo will be mined. This includes mine stockpiles of 2.2 million tons at a grade of 0.048% Mo, which are classified as mined reserves. The average strip ratio is 2.2:1.

The mine plan is shown in Table 7-1 and includes only proven and probable mineral reserves. Scott Wilson RPA reviewed the LOM plan commencing June 1, 2009, and believes that the production targets are reasonable.

MINE EQUIPMENT

The mine equipment is listed in Appendix 2 of this report. Some additions will be made to the mine equipment fleet and these are discussed in the capital cost section below.

TABLE 7-1 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US$ 14/LB
Thompson Creek Metals Company - Thompson Creek Mine

		Total / Average	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Production																			
Mine Production	'000 t	162,413	3,879	9,479	10,548	9,325	9,809	10,260	10,260	10,289	10,260	10,156	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Waste	'000 t	357,621	23,711	33,151	34,349	66,932	53,039	44,885	44,091	22,572	17,804	3,401	1,079	1,523	2,254	1,315	1,568	3,415	2,532
Total Mined	'000 t	520,034	27,590	42,630	44,897	76,257	62,849	55,145	54,351	32,861	28,064	13,557	11,339	11,812	12,514	11,575	11,828	13,703	9,062
Strip ratio		2.20	6.1	3.5	3.3	7.2	5.4	4.4	4.3	2.2	1.7	0.3	0.1	0.1	0.2	0.1	0.2	0.3	0.4
Processing																			
Mill Feed	'000 t	164,648	4,104	10,260	10,260	10,289	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Operating Days	days	5,808	144	360	360	361	360	360	360	361	360	360	360	361	360	360	360	361	260
Tons per operating day	t / day	28,301	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	25,115
Grade	% Mo	0.084%	0.131%	0.129%	0.127%	0.077%	0.074%	0.084%	0.085%	0.077%	0.061%	0.071%	0.078%	0.075%	0.082%	0.080%	0.070%	0.063%	0.096%
Recovery	%	89.4%	91.2%	91.1%	91.1%	88.9%	88.7%	89.3%	89.4%	88.9%	88.0%	88.6%	89.0%	88.8%	89.2%	89.1%	88.5%	88.1%	89.6%
Molybdenum Contained	'000 lb	276,965	10,775	26,514	26,127	15,904	15,160	17,314	17,520	15,779	12,600	14,538	16,012	15,347	16,871	16,518	14,385	13,010	12,591
Molybdenum Recovered	'000 lb	247,614	9,829	24,166	23,797	14,145	13,453	15,463	15,656	14,028	11,084	12,876	14,247	13,626	15,048	14,719	12,734	11,460	11,283
Revenue																			
Molybdenum Price for Oxide	US$ / lb Mo	14.41	16.00	16.00	16.00	15.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00
Total Revenue	US$ '000	3,542,373	154,898	380,855	375,036	208,986	185,521	213,239	215,891	193,440	152,848	177,565	196,467	187,903	207,518	202,969	175,604	158,037	155,595
Costs																			
Total Operating Costs	US$ '000	1,752,860	56,971	128,559	131,647	169,005	151,847	141,977	141,263	114,467	108,589	81,366	75,750	77,292	78,807	76,668	76,829	81,167	60,657
Total Unit Operating Costs	US$ / t milled	10.65	13.88	12.53	12.83	16.43	14.80	13.84	13.77	11.13	10.58	7.93	7.38	7.51	7.68	7.47	7.49	7.89	9.29
Total Capital Costs	US$ '000	114,684	6,681	40,463	6,724	10,391	9,505	2,905	5,437	4,605	2,822	6,021	3,065	3,565	2,407	2,365	2,407	3,721	1,600
Total Operating and Capital Costs	US$ '000	1,867,544	63,652	169,022	138,371	179,396	161,352	144,882	146,700	119,072	111,411	87,387	78,815	80,857	81,214	79,033	79,236	84,888	62,257
Total Freight and Commission	US$ '000	129,502	5,140	12,639	12,446	7,398	7,036	8,087	8,188	7,336	5,797	6,734	7,451	7,126	7,870	7,698	6,660	5,994	5,901
Conversion Loss	%	1.50%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	1,997,046	68,792	181,661	150,817	186,794	168,388	152,969	154,888	126,408	117,208	94,122	86,266	87,983	89,084	86,731	85,896	90,882	68,158
Cash Flow																			
Net Profit	US$ '000	1,545,327	86,106	199,195	224,219	22,193	17,133	60,270	61,003	67,032	35,640	83,443	110,201	99,920	118,434	116,238	89,708	67,155	87,438
Net Cumulative Cash Flow	US$ '000		86,106	285,301	509,520	531,712	548,845	609,114	670,118	737,150	772,790	856,233	966,434	1,066,354	1,184,788	1,301,026	1,390,734	1,457,889	1,545,327

Net Present Value

Discount Rate		NPV
0%	'000 US$	1,545,327
5%	'000 US$	1,049,602
8%	'000 US$	864,318
10%	'000 US$	769,805
15%	'000 US$	600,154

Note:
1. Excludes inferred resource of 1.3 million tons at 0.047% Mo
2. Price per pound of Molybdenum in Molybdenum Oxide
3. Mine tonnage and mill tonnage differ due to the existence of a stockpile
4. Pounds of Molybdenum contained are different from the mine plan due to rounding and exclusion of Inferred Resource

8 MINERAL PROCESSING

The Thompson Creek concentrator produces molybdenite (MoS_2) concentrate, most of which is shipped to the Langeloth metallurgical facility for roasting to MoO_3. Additionally, some concentrate is roasted elsewhere, such as Endako, and some concentrate is further processed at the concentrator to High Performance Molybdenum (HPM). The concentrator process flow sheet is shown in Figure 8-1.

CONCENTRATOR PRODUCTION

The concentrator began operations in 1983 and appears to have been reasonably well maintained. It had an original design capacity of 25,000 stpd. In 2008, the concentrator averaged 27,850 stpd over 362 days of operation; for 2009 to the end of July, it has averaged 29,460 stpd over 158 days. The planned daily plant throughput for the remainder of 2009 and 2010 is 28,500 stpd.

Although there have been some monthly averages that have exceeded 30,000 stpd in the last two years, there have also been periods when the mill throughput has operated closer to 25,000 stpd, often being impacted by variability in feed material. In Scott Wilson RPA's opinion, 28,500 stpd is a realistic long term throughput, assuming relatively consistent feed material, and is reasonable for use in the LOM plan.

Total concentrator throughput in 2008 was 10,080,000 tons at an average grade of 0.096% Mo. Throughput was 7% below budget as the daily budgeted throughput of 30,023 stpd was not attainable. For 2009 year-to-date, the concentrator throughput is 4,300,000 tons at an average grade of 0.134% Mo. The concentrator produced 16,800,000 pounds of molybdenum in 2008, 3.4% below budget, while 2009 year-to-date production is 10,400,000 pounds, 10% above budget. For 2010, the concentrator is expected to process 10,260,000 tons at an average grade of 0.131% Mo and produce 24,200,000 pounds of molybdenum.

The availability of the mill has been high, with greater than 93% availability maintained in 2007 and 2008, compared to a budget of 90%. The mill operation has been reduced to 10 day on / 4 day off operation since the end of February 2009, to adjust to market demands, and since that time the mill availability has been better than 98%, owing to the fact that scheduled mill maintenance can be done during the four down days every two weeks. Thompson Creek is planning to go to an 11 day on / 3 day off operation starting in September 2009 and then transfer to a 24 hour per day, 7 day per week operation in January 2010.

In advance of the 24/7 operation, Thompson Creek will hire additional operators and maintenance personnel. A fourth shift of eight operators and an additional 12 mechanics will be employed in the mill.

PROCESS PLANT DESCRIPTION

The following is a brief description of the process plant operation that should be read in conjunction with Figure 8-1.

The gyratory crusher discharge is stored in a coarse ore stockpile, and then fed to the mill. The crushed ore is withdrawn from the stockpile by two parallel lines of apron feeders to two grinding circuits consisting of a semi-autogenous grinding (SAG) mill and a ball mill each.

The SAG mill operates in open circuit, while the ball mill operates in closed circuit with cyclones. The SAG and ball mill discharges are pumped together to the cyclones. The cyclone underflow is recycled to the ball mill and the overflow feeds two parallel banks of rougher-scavenger flotation cells. The rougher-scavenger concentrate is pumped to the first regrind ball mill and the tailings are pumped to the tailings pond. For six months of the year the tailings are floated to remove the pyrite as a concentrate. The pyrite concentrate is pumped to subaqueous deposition in the tailings pond to avoid oxidation and acid generation.

The rougher concentrate is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the mill and the overflow feeds the first cleaner and cleaner-scavenger flotation stage. The first cleaner concentrate is upgraded in the second and third cleaner flotation columns. The first cleaner-scavenger concentrate is recycled to the regrind ball mill and the tailings are discharged with the rougher-scavenger tailings. A fourth stage of column cleaner has recently been added. Prior to the fourth stage of cleaning, the concentrate undergoes high speed mixing in a tank with higher shear forces in order to de-agglomerate the concentrate for reduction of gamma, or uranium content. The fourth stage cleaner acts primarily to reduce the gamma in the concentrate.

The third column cleaner concentrate is screened as a first step to producing different grades of molybdenum. The screen oversize is processed into a high grade product, while the undersize is processed through a leaching circuit to produce material that meets specifications for roasting. The typical concentrate grade produced, U-Grade, sent for roasting to MoO_3, is 54% Mo. Higher grade products include A-Grade (59% Mo) and B-Grade (57.5% Mo), as well as HPM. HPM contains more than 59.2% Mo and lower levels of impurities such as Fe, insolubles, and oil.

The screen oversize is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill. The cyclone overflow is upgraded through one stage of column flotation. The concentrate is filtered, dried in a Holo-Flite dryer and kiln to less than 0.02% H_2O, then dry-ground in a jet mill to produce a fine product or further ground in a pancake mill to produce the superfine product. Depending on customer needs, four different size grades of HPM are produced ranging from large particle (>40 microns) to superfine (1.25 to 1.6 microns). The products are packaged in drums.


Pyrite Separation Facility
Final Tails
Pyrite Concentrate to Sub-aqueous Deposition in Tailings
Moly Roughers
Moly 1st Cleaner
Moly Scavenger
Flotation
Derrick Screens
Flocculent
Moly Concentrate Thickener
Stock Tank #7
Gyratory Crusher
Conveyor
Grinding
To Atmosphere
Apron Feeders
Dust Scrubber
Lime
Reclaim Water
Fuel Oil Frother
Sag Mill #2
Sag Mill #1
To Roughers
Deglomeration Tanks
1st Regrind Mill
Sump
Nokes Reagents
Ball #2
Ball #1
Column Cleaners
Concentrates to Stock Tank #7
Stock Tank #5
2nd Regrind Mill
Regrind #2 C.F.P.
30" CLMN F.P.
24" CLMN F.P.
24" Cleaner
30" Cleaner
High Grade Scavengers
To 1st Regrind
Stock Tank #4
Stock Tank #6
Stock Tank #1
Stock Tank #2
Stock Tank #3
To Moly Concentrate Thickener
Atmosphere
Filter Press #3
Filter Press #4
Wet Scrubber
HPM Dryer & Deoiling
Holoflite Dryer
Rotary KILN
Cooling Screw
Grade A Bags
Grade A Bags
Leach Plant
HCl, FeCl3
NaCl
LT #1 (3 hr)
LT #2 (3 hr)
LT #3 (3 hr)
LT #4 (3 hr)
Filter Feed
Caustic Scrubber
Caustic Mix Tank
Tailings
To Tailings
Neutralization Tank
Filtrate Tank
Leach Thickener
Effluent Tank
Filter Press #1
Filter Press #2
Filter & Dryer Plant
Steam Boiler
Bucket Elevator
Jet Mill Feed Bin
Packaging Bin
Pancake Feed Bin
Bag House
Jet Mill Bag House
HPM Packaging
Super Fine Packaging Bin
Jet Mill
Pancake Mills
Drum
Air Compressor
Wet Scrubber
To Moly Concentrate Thickener
Bulk Packaging
4000# Bulk Bags
Holoflite Dryer
Oil Heater

Figure 8-1

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Cluster County, Idaho, U.S.A

Process Flow Sheet

Source: Thompson Creek Mining Company, 2009.

The screen undersize is dewatered in a thickener then batch-leached in a hot ferric chloride circuit at 185°F for three hours to remove lead, copper, and uranium. The leach slurry is filtered in filter presses. A new Larox filter was installed in 2007 and commissioned in 2008. The filter cake is dried in a Holo-Flite dryer to 8% H_2O and then bagged, while the filtrate is neutralized and discarded as tailings. Off-gases from the dryers are scrubbed in wet scrubbers prior to discharging to atmosphere.

PROCESS PLANT CAPITAL PROJECTS

Since Scott Wilson RPA's last site visit in 2007, a few capital projects have been undertaken in the concentrator. In addition to the new Larox filter noted above, an on-stream analyzer has been added and the process control system upgraded. A major project that has been deferred from 2008 and again in 2009 is the Phase 7 Tailings Pump Station project for $7.5 million. Scott Wilson RPA understands that Thompson Creek is undertaking to restart this project immediately and strongly recommend that the project be implemented as soon as possible in order to allow continued building of the tailings storage facility which could enable ore processing to continue at the planned rate.

At the time of Scott Wilson RPA's site visit in 2009, the 2010 capital budget had not yet been fully developed. Scott Wilson RPA understands, however, that other projects are being considered, including a Motor Control Center (MCC) upgrade for fire protection and an upgrade to the packaging area.

RECOVERABILITY

Over the last two years, the monthly average recovery in the Thompson Creek concentrator varied from 53.6% in August 2007 to 93.3% in December 2008. The 2007 average recovery was 82.2%, while in 2008 it was 87.4% and in 2009 year-to-date it is 90.8%. Prior to the last ten months, the recovery had been under budget by an average of 7%. However, in the recent period recovery has been exceeding budget by 0.5%.

Much of this variation in recovery can be attributed to feed grade variations, which ranged from 0.033% Mo to 0.171% Mo over the period, and the amount of oxidized low grade material reclaimed from stockpiles during that period, which compromised

recovery. Thompson Creek is no longer blending in lower grade material with higher grade ore. In addition, Mill Operations optimized their cyclone operation in late 2008 by increasing water additions to the ball mills. This has resulted in an improved milling operation.

Scott Wilson RPA notes that the recovery correlates with head grade and Thompson Creek has developed a recovery formula (shown below) based on a regression of data from a number of years ago which is used to forecast recovery:

$$\text{Recovery} = \{(\%\text{Mo in feed})^{0.048} + 0.005\} \times 100\%$$

The recovery formula has worked extremely well in forecasting recovery in recent months and, in Scott Wilson RPA's opinion, it is reasonable to use the forecast recovery formula for the LOM plan. However, based on its inspection of the data from a period in 2007 and much of 2008, Scott Wilson RPA recommends a periodic review of the data to ensure that the formula is still appropriate for the ore being treated and, if necessary, to update it.

9 ENVIRONMENTAL CONSIDERATIONS

THOMPSON CREEK MINE

The Thompson Creek mine has been in operation since 1983. The operation has been nearly continuous, albeit at a lower rate in times of low molybdenum prices.

The operation was inspected on August 25, 2009, and is generally clean and appears to be well managed. The environmental concerns are primarily around waste dumps and associated water quality. The tailings storage issues with mine expansion identified in 2006 are largely resolved through the approval of a design to increase the total storage capacity to approximately 365 million tons. During the site visit, and in interviews with the environmental management group, certain issues were identified.

The key topics reviewed and discussed with the environmental management group and worth mentioning in this report are given in the following subsections.

WATER QUALITY TRENDS AT WASTE DUMP SEEPAGE

Water quality trends from the Pat Hughes dump seepage since our last inspection in 2006 has generally deteriorated. The pH is constantly acidic at between 4 and 5. Metals such as Zn, Cd, Cu, and Mn have gone up. Conductivity and sulphate have demonstrated corresponding increases. To address some of these issues, a water treatment facility has been built. The plant was ready for commissioning during our site visit. The water from the Pat Hughes drainage will be directed to the Cherry Creek booster station and combined with the freshwater for treatment in the new water treatment plant, to be used as process water. This will eliminate the discharge from outfall #002.

Selenium concentrations observed in the seepage from the Buckskin waste dump remain erratic. Thompson Creek has investigated the source of the selenium in the waste rock and natural springs in the area. Preliminary indications are that dissolution/leaching of selenium is occurring naturally in the black shales in the surrounding area and from similar freshly broken rocks in the waste dump. A mitigation plan approved by US Environmental Protection Agency (EPA) and implemented in 2006 was to, when needed,

pipe the Buckskin seepage flow to the Cherry Creek booster station and pump to the mill to use as process water.

SITE PERMITS

US EPA – NPDES # ID - 002540 expired in February 2007 and the mine is operating under an Administrative Extension provided by US EPA. The onus for the permit is in the hands of US EPA. This is not uncommon that the agencies are behind with their permit renewals. The inclusion of a water treatment plant at Thompson Creek is very timely.

Air Quality Tier II Operating Permit #37-00001 renewal was granted effective February 2008 for a five-year term expiring February 2013.

All annual reports due on March 31, 2009, were submitted on time. These included the following:

- Water Quality Monitoring Report
- Aquatic Biomonitoring Report
- Water Quality Trends Analysis Report
- Tailings Dam Monitoring Report
- Tailings Impoundment Report
- Sediment Report (Thompson & Squaw Creeks)
- Environmental Activities & Reclamation Report
- BMP Report & Certification due January 31, 2009, submitted on time.

PERMIT VIOLATION

A permit violation occurred when the Pat Hughes sedimentation pond containing suspended solids was accidentally drained downstream into Pat Hughes Creek in preparation for maintenance of the infrastructure. US EPA was notified of the incident and had not responded at the time of our site visit on August 25, 2009. According to the environmental management group, there was no significant impact downstream; the issue is a violation of the Natural Pollution Discharge Elimination System (NPDES) permit which could result in the fine of several thousand dollars.

Also in the spring of 2009, a selenium effluent limit exceedence occurred at outfall #001 (Buckskin waste dump seepage) under the NPDES Permit. The excursion is under review by US EPA. This excursion could also result in a fine of several thousand dollars.

ENVIRONMENTAL REGULATORY COMPLIANCE FOR MINE EXPANSION

The tailings impoundment expansion and encroachment on Forest Service and Bureau of Land Management land has triggered the need for an Environmental Impact Statement (EIS) under US EPA. The EIS process "Notice of Intent" has been initiated and should be completed by October 2009. According to Thompson Creek personnel, the final EIS would be completed in July 2012 (at the earliest). There are always increased risks while going through an EIS process. One that comes to mind is outstanding issues with fugitive dust associated with the downstream exposed slope of the tailings dam. Other issues will be brought up that will require mitigation measures with resulting costs. These costs are not quantifiable at this time.

To summarize, the EIS has been initiated for the Project Expansion which includes the Phase 8 tailings facility and is scheduled to be filed in draft in July 2012. At this point, and based in part upon a past history of successfully receiving the necessary permits, there is no reason to expect that the EIS will not be accepted and permits to construct the Phase 8 tailings facility will not be issued.

ABANDONED TUNGSTEN JIM MINE SITE

Thompson Creek was issued a Unilateral Administrative Order in October 2005 to clean up the old Tungsten Jim Mine Site under Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) by the US Forest Service as part of the United States Department of Agriculture. The Tungsten Jim Mine Site consists of three areas: the Tungsten Jim Mine Site proper, which extends from the main mine downstream along Thompson Creek, and two associated mill areas, the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The Scheelite Nellie Mill area was reclaimed by Cyprus in 1989. Thompson Creek has submitted an Economic Evaluation and Cost Analysis for the reclamation of these areas to the US Forest Service, but the reclamation plan remains unapproved. The Tungsten Jim mine was operated

intermittently until 1977. Thompson Creek inherited the abandoned sites when it took over Cyprus' claims.

The Tungsten Jim Mine Site consists of oxidized ore piles that were extracted from underground and not processed. There is approximately 20,000 $yd.^3$ of material that Thompson Creek proposes to move into a secure disposal site. The Scheelite Jim Mill has a tailings mound estimated to contain approximately 10,000 yd^3. It has been proposed that this material be moved to a secure disposal area. The Scheelite Nellie Mill area has been reclaimed and does not appear to require much more work. All structures have been removed from two sites, while a few remnants remain at one of the sites.

The Unilateral Administrative Order requires Thompson Creek to clean up the sites. Based on Thompson Creek's estimates, it is expected that the cleanup cost will be in the order of \$1.8 million to \$2.0 million. Thompson Creek has completed the field evaluation and is in compliance with the order. It is not known when the US Forest Service and the Bureau of Land Management will resolve the land tenure issues in order to proceed with the cleanup. The cleanup remains a liability for Thompson Creek.

BONDING PERMITS

The bonding requirement in 2006 was \$25 million. The tailings expansion will require an additional \$10 million, bringing the total to \$35 million. This number is exclusive of any long-term water treatment requirements. The inherent risk for increased bonding is associated with the requirement for an EIS for the mine expansion. It is possible that bonding may increase by another \$10 million to \$15 million once the EIS is completed and the long-term water management plans are incorporated into the Final Reclamation and Closure Plan.

TAILINGS STORAGE

The long-term tailings storage issues that were identified in the July 2006 Technical Report have been resolved to the State of Idaho's Department of Water Resources' satisfaction. The design and construction plan developed by Water Management Inc. and

Golder Associates Ltd. to expand the dam storage capacity above the 7,600 ft. AMSL was approved in April 2008. The storage capacity of the facility will be enlarged in two distinct phases, those being Phase 7 and 8 construction. Phase 7 construction is expected to begin in year 2012 and will raise the crest elevation of the existing structure by 46 ft. to elevation 7,646 ft. AMSL, without resulting in any substantial changes in current methods of operation for placement and storage of mill tailings, or other modification of the existing slope angles or embankment profiles.

The Phase 8 construction of the dam expansion is expected to begin in 2015, after the Phase 7 embankment has reached its final design elevation and the impoundment has been filled with tailings to its design capacity. Phase 8 construction will require modification to the existing facility. Downstream slopes will be steepened to 2.75 H: 1.0 V from 3:00 H: 1.00 V and the alignment of the embankment will be shifted upstream at the left abutment to accommodate constraints imposed by the existing site topography. The ultimate crest elevation for the Phase 8 expansion is 7,742 ft. AMSL, which will result in an estimated embankment centerline height of approximately 710 ft. above original ground. This will create a capacity to store approximately 334 million tons of mill tailings. The approval is based on seven conditions which Thompson Creek has to comply with. These conditions are primarily timely reporting requirements and as such are not considered onerous to Thompson Creek.

The variable production schedule can cause an issue with the operation of the tailings facility. The tailings embankment construction through cycloning occurs only during the summer months, to avoid snow and ice entrapment in the downstream structure. During the winter months, the whole tailings are discharged behind the embankment structure and, thus, there is a fine balance between the volume of tailings available for construction of the embankment in the summer and the total discharge behind the structure in the winter. It is essentially an issue between the height accumulation of the embankment versus filling the volume of the tailings facility. With mill throughput varying between 24 hours, 7 days a week (24/7) to 10 days on and 4 days off (10/4), the balance becomes a problem if 24/7 is in the winter and 10/4 is in the summer. This balance requirement

could impact on mill throughput in the winter months if low throughput occurred during the previous summer.

Ideally, maximum tailings production would be during the summer months in order to raise the embankment. However, market prices are not seasonally driven so this is a potential issue.

In conclusion, the Thompson Creek mine has day-to-day environmental issues which are being managed in a reasonable manner. Minor violations are the result of lack of attention to details (which happens). The exposure of the operation to an environmental impact statement for mine expansion is serious and will require proper attention. Outstanding issues that have persisted over the years will be highlighted and will likely have to be resolved. The long-term Reclamation and Closure Plan will result in increased bonding. This process will have to be closely managed.

10 CAPITAL AND OPERATING COST ESTIMATES

CAPITAL COSTS

Total planned capital expenditures are shown in Table 10-1. Capital expenditures in 2010 include the purchase of four new haul trucks and one hydraulic shovel to replace the ageing equipment. In 2011, two new drills will be purchased. Additional capital expenditures are required through 2009 and beyond for the replacement of other ageing auxiliary equipment and are necessary to maintain production at the Thompson Creek mine.

Capital expenditures include upgrades to, and replacements of, mill processing equipment, tailings and water pipelines, and pumping equipment. Administrative and other capital expenditures include water pipelines, mine facilities, upgrades to the computerized accounting system and safety equipment. The capital expenditure forecast includes contingencies of 10% to 15%, as well as capital for unidentified items in the plan.

The Phase 6, 7, and 8 plans require capital spending on new equipment as detailed above. The plan includes the expenditure of $65.7 million for the mine, $31.6 million for the mill, and $17.4 million for administration, for a total of $114.7 million. It is Scott Wilson RPA's opinion that these estimates are reasonable.

Scott Wilson RPA has not included any capital costs for the Langeloth plant in the economic analysis that follows. It is assumed that the refining fees charged by the Langeloth plant are sufficient to cover the operation of the plant, capital costs, and a profit for the plant

TABLE 10-1 LIFE OF MINE CAPITAL COSTS
Thompson Creek Metals Company – Thompson Creek Mine

Year	Mine US$ '000	Mill US$ '000	Admin & Other US$ '000	Total US$ '000
2009	3,288	368	3,025	6,681
2010	26,860	8,763	4,840	40,463
2011	3,249	1,500	1,975	6,724
2012	6,551	1,500	2,340	10,391
2013	5,765	1,500	2,240	9,505
2014	765	1,500	640	2,905
2015	2,937	1,500	1,000	5,437
2016	2,965	1,500	140	4,605
2017	972	1,500	350	2,822
2018	4,421	1,500	100	6,021
2019	1,465	1,500	100	3,065
2020	1,965	1,500	100	3,565
2021	807	1,500	100	2,407
2022	765	1,500	100	2,365
2023	807	1,500	100	2,407
2024	2,121	1,500	100	3,721
2025	0	1,500	100	1,600
Totals	**65,703**	**31,631**	**17,350**	**114,684**

OPERATING COSTS

Scott Wilson RPA has compared the historical operating costs and the operating costs in the mine plan. The mine operating costs are expected to rise as a result of the increased stripping and the increased production rate. This increase is reflected in the cost forecasts as shown in the mine plan (Table 7-1). The average operating cost in Table 7-1 is $10.65 per ton milled and annual average cost is $109.0 million.

MANPOWER

The Thompson Creek workforce was 365 as of December 31, 2008. The operations are non-union.

11 ECONOMIC ANALYSIS

A pre-tax cash flow model has been generated from the Thompson Creek Phase 6, 7, and 8 mine plan production schedule, and capital and operating cost estimates. A summary of the key criteria is provided below.

MOLYBDENUM MARKET AND PRICES

The most common form of molybdenum mineralization is molybdenite (MoS_2) which is mined as both a primary mineral and as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. Molybdenite is also used as a high temperature lubricant, due to its favorable atomic structure.

World production for molybdenum increased to 424 million pounds in 2008 from 410 million pounds in 2007, according to the United States Geological Survey (USGS) Mineral Commodity Survey Report for 2009. The price of molybdenum has also increased substantially, from US$2.60 per pound in January 2002 to peak at about US$46.00 per pound in 2005. Prices retreated to the US$26 per pound range in mid-2006 and then rose to the US$34 to US$35 per pound range in the fall of 2007. In late 2008, prices fell to US$8.00 per pound and have since recovered to the US$15 to US$18 per pound range (Figure 11-1).

Scott Wilson RPA does not express an opinion on future molybdenum prices. For the cash flow model in the Economic Analysis section below, Scott Wilson RPA has used a molybdenum price scenario whereby the price declines over the next few years to a long-term price, which is based on various opinions expressed by mining analysts and data included in other technical reports on other molybdenum projects and are discussed in the revenue section of the cash flow analysis below.

Scott Wilson RPA has used the following molybdenum prices in the base case analysis:

- US$16.00 per pound of molybdenum in oxide in 2009
- US$16.00 per pound of molybdenum in oxide in 2010
- US$16.00 per pound of molybdenum in oxide in 2011
- US$15.00 per pound of molybdenum in oxide in 2012
- US$14.00 per pound of molybdenum in oxide after 2012

Scott Wilson RPA notes that molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. Scott Wilson RPA has also prepared a case using the three year trailing average price for molybdenum of $25 per lb.

FIGURE 11-1 HISTORICAL MOLYBDENUM PRICES


MOLYBDENUM
10 YEARS (Sep 1, 1999 - Aug 31, 2009)
Molybdenum (USD/lb)
55
50
45
40
35
30
25
20
15
10
5
0
Sep 1 1999
Apr 23 2001
Dec 14 2002
Aug 5 2004
Mar 28 2006
Nov 18 2007
Jul 10 2009
InfoMine.com

Courtesy of InfoMine

REVENUE

Scott Wilson RPA prepared an economic analysis of the Thompson Creek mine assuming the physical parameters included in the LOM plan. These included production rates (28,500 stpd), reserves (164.6 million), metallurgical recovery (89.4%), and both operating and capital costs ($2.0 billion). Revenue is recognized at the time of production. Metal prices used in the base case are listed below:

- US$16.00 per pound of molybdenum in oxide in 2009
- US$16.00 per pound of molybdenum in oxide in 2010
- US$16.00 per pound of molybdenum in oxide in 2011
- US$15.00 per pound of molybdenum in oxide in 2012
- US$14.00 per pound of molybdenum in oxide after 2012

These projected prices are derived from analyst's reports from several investment dealers. These reports represent current opinion in the industry and appear to be reasonable in Scott Wilson RPA's opinion.

COSTS

Scott Wilson RPA is of the opinion that the costs, as shown in the mine plan, are reasonable. Other variables are listed below:

- Mine life of 16 years.
- Life of mine production plan as summarized in Table 7-1.
- Mine life capital totals US$114.7 million.
- Average operating cost over the mine life is US$10.65 per ton milled.

It should be noted that the forecast prepared by Scott Wilson RPA varies slightly from that prepared for the open pit by Thompson Creek. This is most likely due to rounding of figures and the fact that Scott Wilson RPA did not include other mineralized material in the cash flow model.

The mine has a current Asset Retirement Obligation (ARO) calculation as required under FASB 143. These reclamation costs, which are expected to be $50 million after accounting for expansion of the tailings dam for Phase 8 when included in the LOM plan, will result in a net positive cash flow.

The cost for transportation and treatment at the Langeloth metallurgical plant is included in the model. The estimated cost for treatment at Langeloth was provided by Thompson Creek and is based on its current financial statements. Scott Wilson RPA did not visit the Langeloth plant site as part of this review.

TAXES

Thompson Creek is subject to taxation on a state, federal, and local level. Scott Wilson RPA is not an expert in the area of taxation and, therefore, has not confirmed the levels of taxation that are applicable to the Thompson Creek operation. Scott Wilson RPA recognizes that the application of taxes will affect the overall profitability of the mining operation. For purposes of this report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model in the Economic Analysis section below.

CASH FLOW ANALYSIS

The cash flow models for the Thompson Creek mine are included in Appendix 3 as Tables 16-1, 16-2, and 16-3, and are prepared on a stand-alone basis. Table 16-1 represents the base case prices; Table 16-2 represents a sensitivity case with lower molybdenum prices; and Table 16-3 uses a three year trailing average price for molybdenum of $25/lb. The base case undiscounted, pre-tax cash flow totals US$1,545 million over the mine life, the total cash cost is US$8.19 per pound of molybdenum sold, and the mine life capital cost is US$114.7 million, for a total production cost, including capital, of US$1,997 million. Average annual molybdenum production during operation is 15.0 million pounds per year. Net Present Value (NPV) of the base case at a 10% discount rate is US$769.8 million.

In the opinion of Scott Wilson RPA, the cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.

SENSITIVITY ANALYSIS

The risks for the Thompson Creek operation can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by means of cash flow sensitivity analysis:

- Head Grade
- Metal Price
- Operating Costs

The economics of the Thompson Creek mine are less sensitive to:

- Recovery
- Capital Costs

The results of the sensitivity analyses are shown in Figure 11-2 and Table 11-1. The lower part of Table 11-1, which shows the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%, including the sensitivity for recovery calculated on 1% increments. The base case is shown in Appendix 3 as Table 16-1.

FIGURE 11-2 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE


1,200
1,000
800
600
400
200
-
NPV @ 10% (US$ millions)
-20%/-2%
-10%/-1%
Base Case
+10%/+1%
+20%/+2%
Capital Costs
Head Grade
Metal Price
Operating Costs
Recovery

TABLE 11-1 SENSITIVITY ANALYSES FOR THOMPSON CREEK MINE

Thompson Creek Metals Company – Thompson Creek Mine

	Units	-20%/-2%	-10%/-1%	Base	+10%/+1%	+20%/+2%
Head Grade	%Mo	0.067%	0.076%	0.084%	0.093%	0.101%
Metal Price	US$/lb	11.53	12.97	14.41	15.85	17.29
Operating Costs	US$ 000s	1,402,288	1,577,574	1,752,860	1,928,146	2,103,432
Capital Costs	US$ 000s	91,747	103,216	114,684	126,153	137,621
Recovery	%	87.4%	88.4%	89.4%	90.4%	91.4%

			% Change in NPV			
	Units	-20%	-10%	Base	+10%	+20%
Head Grade	%	45%	23%	0%	-23%	-45%
Metal Price	%	47%	23%	0%	-23%	-47%
Operating Costs	%	-23%	-12%	0%	12%	23%
Capital Costs	%	-1.89%	-0.94%	0%	0.94%	1.89%
Recovery	%	5.01%	2.51%	0%	-2.51%	-5.01%

Scott Wilson RPA prepared two additional sensitivity cases, one with a lower long term price and one with the three year trailing average price of molybdenum. These are shown in Appendix 3 as Table 16-2 and Table 16-3. The prices used in this case are shown below.

- US$16.00 per pound of molybdenum oxide in 2009
- US$16.00 per pound of molybdenum in oxide in 2010
- US$16.00 per pound of molybdenum in oxide in 2011
- US$15.00 per pound of molybdenum in oxide in 2012
- US$14.00 per pound of molybdenum in oxide in 2013
- US$12.00 per pound of molybdenum in oxide after 2013

12 INTERPRETATION AND CONCLUSIONS

Scott Wilson RPA makes the following conclusions:

1. The Thompson Creek mine is a well-established and important molybdenum producer that has operated since 1983. Production in recent years, from 2005 to July 31, 2009, totals 36.1 million tons averaging 0.112% Mo for a total of 72.0 million pounds of recovered molybdenum.

2. The May 31, 2009 mineral reserve estimate by Thompson Creek mine staff is based on over 410,767 ft. of drilling in 426 holes. The database is acceptable for mineral reserve estimation.

3. The Thompson Creek mineral reserve estimate is based on a 2009 open pit design by Thompson Creek mine staff. In Scott Wilson RPA's opinion, the pit design and mineral reserve estimate are reasonable. As of May 31, 2009, Thompson Creek mineral reserves consist of 91.8 million tons of proven reserve at 0.094% Mo and 72.8 million tons of probable reserve at 0.072% Mo. These reserves are estimated using a cut-off grade of 0.03% Mo.

4. Scott Wilson RPA reviewed the life of mine plan for the next 16 years commencing June 1, 2009, and believes that the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable.

5. The mine has a current Asset Retirement Obligation (ARO) calculation as required under FASB 143. These reclamation costs, which are expected to be $50 million after accounting for expansion of the tailings dam for Phase 8 when included in the LOM plan, will result in a net positive cash flow.

6. In Scott Wilson RPA's opinion, the Thompson Creek mine will generate a positive cash flow over the life of the mine, which demonstrates that the estimated mineral reserves are economic.

13 REFERENCES

Amoco Minerals Company (May 1982): Summary Geologic Report Thompson Creek Project Custer County, Idaho, An Updated and Final Summary by the Cyprus Exploration Department.

Bensing and Associates, Inc. (undated): Report to Thompson Creek Mining Company; Land Management.

Call & Nicholas, Inc. (August 2009): Memorandum To: Mr. Ray Cheff / Thompson Creek Mining Company, Site Visit Report, May 27-28, 2009.

Call & Nicholas, Inc. (January 2009): Memorandum To: Mr. Ray Cheff / Thompson Creek Mining Company, Site Visit Report, November 10 and 11, 2008.

Call & Nicholas, Inc. new (December 2008) Memorandum To: Mr. Ray Cheff / Thompson Creek Mining Company, Site Visit Report, September 17-18, 2008.

Call & Nicholas, Inc. (March 2006): Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company, Site Visit Report, February 23-24, 2006.

Call & Nicholas, Inc. (August 2005): Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company, Site Visit Report, August 17-19, 2005.

Call & Nicholas, Inc. (December 2004): Geotechnical Evaluation for the Phase-6 Pit Slope Design, unpublished report for the Thompson Creek Mining Company.

Call & Nicholas, Inc. (September 22, 2004): Memorandum To: Mike Harvie / Thompson Creek Mine August 2004 Site Visit – Thompson Creek.

Call & Nicholas, Inc. (April 7, 2005): Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company Site Visit Report, March 24-25, 2005.

Guilbert, John M., and Charles F. Park, Jr. (1986): The Geology of Ore Deposits; W.H. Freeman and Company.

Hohbach, Paul (2008): Report on the Geology of the Thompson Creek Mine, Clayton, Idaho, December 2008, for Call & Nicholas, Inc.

Independent Mining Consultants, Inc. (September 1992): Review and Update of the Thompson Creek Reserve Model, unpublished report for Cyprus Thompson Creek Mining Company.

John T. Boyd Company (June 9, 2006): Memorandum to: Mike Harvie, Summary of Whittle Pit Analysis.

John T. Boyd Company (July 2006): Phase 7 Expansion Mine Plan Dependent Cost Forecast Prepared for Thompson Creek Metals Company.

John T. Boyd Company (November 2004): Phase 6 Expansion Mine Plan Dependent Cost and Capital Forecast Prepared for Thompson Creek Metals Company.

Lechner, M.J. (July 2009): Resource Modeling Incorporated: Thompson Creek Technical Report Prepared for Thompson Creek Mining Company.

Neil S. Seldon & Associates Limited (February 2005): Marketing and Commercial Input into a Scoping Study for the Max Moly Project.

Schmidt, E.A., M.J. Broch and R.O. White (May 1982): Summary Geologic Report, Thompson Creek Project; unpublished report, Cyprus Exploration Department.

Scott Wilson RPA (February 2008): Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, USA, a NI 43-101 report prepared for Thompson Creek Metals Company Inc., dated October 30, 2007, as amended February 1, 2008.

Scott Wilson RPA (July 2006): Technical Report on the Thompson Creek Mine, Located in Central Idaho, U.S.A., NI 43-101 Technical Report prepared for Blue Pearl Mining Ltd.

Thompson Creek Mine (2000-2005): Annual Reports 2001, 2002, 2003, 2004, 2005.

Thompson Creek Mine (2007-2009): Monthly Production Reports

The Western Regional Climate Center, www.wrcc.dri.edu, Challis, Idaho historical weather reports.

The Winters Company (February 2000): Thompson Creek Mine Resource Estimation, Ore Reserve Estimation, Pit Design and Production Scheduling, unpublished report for Thompson Creek Mining Company.

The Winters Company (December 1997): 1997 Technical Audit of the Thompson Creek Molybdenum Mine, Idaho and the Endako Molybdenum Mine British Columbia, unpublished report for the Thompson Creek Metals Company, LLC.

Wardrop (April 2006) Report to: Adanac Moly Corp Ruby Creek Molybdenum Feasibility.

14 APPENDIX 1

MINERAL AND MILL SITE CLAIMS

TABLE 14-1 MINERAL AND MILL SITE CLAIMS
Thompson Creek Metals Company – Thompson Creek Mine

TCM#	Cyprus No.	Property Name	Number of Claims
		Patented Lode Mining Claims	
II A 1	100144	CM	11
II A 2	100339	Debit	2
		Patented Mill Sites	
II B 1	100239	MS	53
II B 2	100341	MS	426
		Unpatented Lode Mining Claims	
II C 1	100101	Buckskin Group	6
II C 2	100102	Claims	0
II C 3	100103	Tungsten Jim	0
II C 4	100104	NN Claims	135
II C 5	100105	SW Claims	104
II C 6	100106	NE Claims	99
II C 7	100107	TA Claims	16
II C 8	100108	BK Claims	10
II C 9	100110	PH Claims	19
II C 10	100111	NW Claims	61
II C 11	100112	EE Claims	86
II C 12	100113	EER Claims	7
II C 13	100114	BC Claims	76
II C 14	100115	TS Claims	59
II C 15	100116	CH Claims	33
II C 16	100117	CM Claims	55
II C 17	100123	Peach Claims	127
II C 18		Cinnabar Claims	5
II C 19		EXT Claims	107
		Unpatented Placer Claims	
II D 1	100109	BB Placer Claims	12
		Unpatented Mill Sites	
II E 1	100120	Twin Apex	3
II E 2	100180	MS	117
II E 3		MS	2


R 16 E
R 17 E
THOMPSON CREEK
THOMPSON CREEK MINE
FEE LANDS
REDBIRD MINE
HOMESTEAD MINE
SQUAW CREEK
SALMON RIVER
T 12 N
T 11 N
N
0 2000 4000
Feet
Legend:
USDA-FS Land Purchase 11-15-05
Cinnabar Claims
Unpatented Lode Claims
Placer Claims
Twin Apex Group
Patented Lode Claims
September 2009
Source: Thompson Creek Metals Company Inc., 2009.

Figure 14-1

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Claim Map


N

Figure 14-2

Claim Legend:

- *Patented Mill Claims (2-8-85)*
- *Patented Mill Claims (9-6-00)*
- *Unpatented Mill Claims*

Thompson Creek Metals Company Inc.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Patented and Unpatented Mill Site Claims

September 2009 ***Source: Thompson Creek Metals Company Inc., 2009.***

15 APPENDIX 2

MAJOR MINING EQUIPMENT

TABLE 15-1 MAJOR MINING EQUIPMENT AT THOMPSON CREEK MINE
Thompson Creek Metals Company – Thompson Creek Mine

Equipment Name	Description	Year purchased
Drill M4 (D10)	M-4 MARION DRILL	1980*
Drill M4 (D12)	M-4 MARION DRILL	1980*
Ingersol Rand Drill (D16)	IR DMM2 DRILL	1998
Ingersol Rand Drill (D17)	IR DMM3 DRILL	1999
Atlas Copco Drill (D19)	Atlas Copco PV271	2009
O & K Shovel (S-5) RH120-C	RH120-C O&K SHOVEL	1995
P & H 2300 Shovels (S-1)	2300 XP P&H SHOVEL 28YD BUCKET	1980*
P & H 2300 Shovels (S-2)	2300 XP P&H SHOVEL 28YD BUCKET	1980*
P & H 2100 Shovels (S-3)	2100 P&H SHOVEL 15YD BUCKET	1960*
Bucyrus 495 HD (S-6)	Bucyrus 495HD 40YD Bucket	2006
992D (L17)	992D CAT LOADER	
993K (L28)	993K Cat Loader	2009
Cat 785B (T70)	785B CAT Watertruck	1997
Cat 785B (T71)	785B CAT Lowboy hauler	1997
Cat 785B (T72)	150 TON 785B CAT	1997
Cat 785B (T73)	150 TON 785B CAT	1997
Cat 789B (T74)	190 TON 789C CAT	2005
Cat 789B (T75)	190 TON 789C CAT	2005
Cat 789B (T76)	190 TON 789C CAT	2005
Cat 789B (T77)	190 TON 789C CAT	2005
Cat 789B (T78)	190 TON 789C CAT	2005
Cat 789B (T79)	190 TON 789C CAT	2006
Cat 789B (T80)	190 TON 789C CAT	2006
Cat 789C (T81)	190 Ton 789C Cat	2008
Cat 789C (T82)	190 Ton 789C Cat	2008
Cat 789C (T83)	190 Ton 789C Cat	2008
Cat 789C (T84)	190 Ton 789C Cat	2008
Cat 789C (T85)	190 Ton 789C Cat	2008
Cat 789C (T86)	190 Ton 789C Cat	2008
14 G Grader (MG 15)	14G CAT MOTOR GRADER	1982
16 G Grader (MG 17)	16G CAT MOTOR GRADER	1985
14M Grader (MG19)	14M Cat Motor Grader	2008
16M Grader (MG20)	16M Cat Motor Grader	2008
Lowboy (LB303)	225 ton Lowboy trailer	2007
730 Articulated Cat 6X6	730 ARTICULATED TRUCK	
834D (RTD 36)	834B CAT RUBBER TIRE DOZER	
834D (RTD 37)	834B CAT RUBBER TIRE DOZER	
834D (RTD 38)	834B CAT RUBBER TIRE DOZER	
950 Loader (L18)	950 CAT LOADER	

Equipment Name	Description	Year purchased
966 Loader (L19)	966F II WHEEL LOADER	
966 Loader (L26)		
988B Cable Reeler (RD31)	988B CAT CABLE REELER	
Cat 235 Trackhoe (TH 304)	CAT MOD 235	1984
Cat 235 Trackhoe (TH 305)	CAT MOD 235	1984
Cat 330CL Trackhoe (TH 306)	CAT MOD 330CL	
Cat 385C Trackhoe (TH307)	Cat 385C Trackhoe	2009
Cat D 10 N (TD 02)	D10N CAT TRACK DOZER	1989
Cat D 10 N (TD 05)	D10N CAT TRACK DOZER	1991
Cat D 10 R (TD 06)	D10R CAT TRACK DOZER	2003
Cat D 11 N (TD 07)	D11N CAT TRACK DOZER	1990
Cat D 6 H (TD 03M)	D6H CAT TRACK DOZER	1989
Cat D 9 N (TD 04)	D9N CAT TRACK DOZER	1989
Wabco 35 D (WT72)	WABCO 35 TON TRUCK MOD 35	1981
Wabco 35 D (WT76)	WABCO 35 TON TRUCK MOD 35	1981

Note: * Estimated year of Purchase

16 APPENDIX 3

MINE FORECASTS AT VARYING MOLYBDENUM PRICES

TABLE 16-1 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US$ 14/LB
Thompson Creek Metals Company - Thompson Creek Mine

		Total / Average	2009	2010	2011	2012	2013	2014	2015	2016
Production										
Mine Production	'000 t	162,413	3,879	9,479	10,548	9,325	9,809	10,260	10,260	10,289
Waste	'000 t	357,621	23,711	33,151	34,349	66,932	53,039	44,885	44,091	22,572
Total Mined	'000 t	520,034	27,590	42,630	44,897	76,257	62,849	55,145	54,351	32,861
Strip ratio		2.20	6.1	3.5	3.3	7.2	5.4	4.4	4.3	2.2
Processing										
Mill Feed	'000 t	164,648	4,104	10,260	10,260	10,289	10,260	10,260	10,260	10,289
Operating Days	days	5,808	144	360	360	361	360	360	360	361
Tons per operating day	t / day	28,301	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500
Grade	% Mo	0.084%	0.131%	0.129%	0.127%	0.077%	0.074%	0.084%	0.085%	0.077%
Recovery	%	89.4%	91.2%	91.1%	91.1%	88.9%	88.7%	89.3%	89.4%	88.9%
Molybdenum Contained	'000 lb	276,965	10,775	26,514	26,127	15,904	15,160	17,314	17,520	15,779
Molybdenum Recovered	'000 lb	247,614	9,829	24,166	23,797	14,145	13,453	15,463	15,656	14,028
Revenue										
Molybdenum Price for Oxide	US$ / lb Mo	14.41	16.00	16.00	16.00	15.00	14.00	14.00	14.00	14.00
Total Revenue	US$ '000	3,542,373	154,898	380,855	375,036	208,986	185,521	213,239	215,891	193,440
Costs										
Total Operating Costs	US$ '000	1,752,860	56,971	128,559	131,647	169,005	151,847	141,977	141,263	114,467
Total Unit Operating Costs	US$ / t milled	10.65	13.88	12.53	12.83	16.43	14.80	13.84	13.77	11.13
Total Capital Costs	US$ '000	114,684	6,681	40,463	6,724	10,391	9,505	2,905	5,437	4,605
Total Operating and Capital Costs	US$ '000	1,867,544	63,652	169,022	138,371	179,396	161,352	144,882	146,700	119,072
Total Freight and Commission	US$ '000	129,502	5,140	12,639	12,446	7,398	7,036	8,087	8,188	7,336
Conversion Loss	%	1.50%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	1,997,046	68,792	181,661	150,817	186,794	168,388	152,969	154,888	126,408
Cash Flow										
Net Profit	US$ '000	1,545,327	86,106	199,195	224,219	22,193	17,133	60,270	61,003	67,032
Net Cumulative Cash Flow	US$ '000		86,106	285,301	509,520	531,712	548,845	609,114	670,118	737,150

		2017	2018	2019	2020	2021	2022	2023	2024	2025
Production										
Mine Production	'000 t	10,260	10,156	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Waste	'000 t	17,804	3,401	1,079	1,523	2,254	1,315	1,568	3,415	2,532
Total Mined	'000 t	28,064	13,557	11,339	11,812	12,514	11,575	11,828	13,703	9,062
Strip ratio		1.7	0.3	0.1	0.1	0.2	0.1	0.2	0.3	0.4
Processing										
Mill Feed	'000 t	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Operating Days	days	360	360	360	361	360	360	360	361	260
Tons per operating day	t / day	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	25,115
Grade	% Mo	0.061%	0.071%	0.078%	0.075%	0.082%	0.080%	0.070%	0.063%	0.096%
Recovery	%	88.0%	88.6%	89.0%	88.8%	89.2%	89.1%	88.5%	88.1%	89.6%
Molybdenum Contained	'000 lb	12,600	14,538	16,012	15,347	16,871	16,518	14,385	13,010	12,591
Molybdenum Recovered	'000 lb	11,084	12,876	14,247	13,626	15,048	14,719	12,734	11,460	11,283
Revenue										
Molybdenum Price for Oxide	US$ / lb Mo	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00	14.00
Total Revenue	US$ '000	152,848	177,565	196,467	187,903	207,518	202,969	175,604	158,037	155,595
Costs										
Total Operating Costs	US$ '000	108,589	81,366	75,750	77,292	78,807	76,668	76,829	81,167	60,657
Total Unit Operating Costs	US$ / t milled	10.58	7.93	7.38	7.51	7.68	7.47	7.49	7.89	9.29
Total Capital Costs	US$ '000	2,822	6,021	3,065	3,565	2,407	2,365	2,407	3,721	1,600
Total Operating and Capital Costs	US$ '000	111,411	87,387	78,815	80,857	81,214	79,033	79,236	84,888	62,257
Total Freight and Commission	US$ '000	5,797	6,734	7,451	7,126	7,870	7,698	6,660	5,994	5,901
Conversion Loss	%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	117,208	94,122	86,266	87,983	89,084	86,731	85,896	90,882	68,158
Cash Flow										
Net Profit	US$ '000	35,640	83,443	110,201	99,920	118,434	116,238	89,708	67,155	87,438
Net Cumulative Cash Flow	US$ '000	772,790	856,233	966,434	1,066,354	1,184,788	1,301,026	1,390,734	1,457,889	1,545,327

Net Present Value

Discount Rate		NPV
0%	'000 US$	1,545,327
5%	'000 US$	1,049,602
8%	'000 US$	864,318
10%	'000 US$	769,805
15%	'000 US$	600,154

Note:
1. Excludes inferred resource of 1.3 million tons at 0.047% Mo
2. Price per pound of Molybdenum in Molybdenum Oxide
3. Mine tonnage and mill tonnage differ due to the existence of a stockpile
4. Pounds of Molybdenum contained are different from the mine plan due to rounding and exclusion of Inferred Resource

TABLE 16-2 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$12/LB
Thompson Creek Metals Company - Thompson Creek Mine

		Total / Average	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Production																			
Mine Production	'000 t	162,413	3,879	9,479	10,548	9,325	9,809	10,260	10,260	10,289	10,260	10,156	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Waste	'000 t	357,621	23,711	33,151	34,349	66,932	53,039	44,885	44,091	22,572	17,804	3,401	1,079	1,523	2,254	1,315	1,568	3,415	2,532
Total Mined	'000 t	520,034	27,590	42,630	44,897	76,257	62,849	55,145	54,351	32,861	28,064	13,557	11,339	11,812	12,514	11,575	11,828	13,703	9,062
Strip ratio		2.20	6.1	3.5	3.3	7.2	5.4	4.4	4.3	2.2	1.7	0.3	0.1	0.1	0.2	0.1	0.2	0.3	0.4
Processing																			
Mill Feed	'000 t	164,648	4,104	10,260	10,260	10,289	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Operating Days	days	5,808	144	360	360	361	360	360	360	361	360	360	360	361	360	360	360	361	260
Tons per operating day	t / day	28,301	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	25,115
Grade	% Mo	0.084%	0.131%	0.129%	0.127%	0.077%	0.074%	0.084%	0.085%	0.077%	0.061%	0.071%	0.078%	0.075%	0.082%	0.080%	0.070%	0.063%	0.096%
Recovery	%	89.4%	91.2%	91.1%	91.1%	88.9%	88.7%	89.3%	89.4%	88.9%	88.0%	88.6%	89.0%	88.8%	89.2%	89.1%	88.5%	88.1%	89.6%
Molybdenum Contained	'000 lb	276,965	10,775	26,514	26,127	15,904	15,160	17,314	17,520	15,779	12,600	14,538	16,012	15,347	16,871	16,518	14,385	13,010	12,591
Molybdenum Recovered	'000 lb	247,614	9,829	24,166	23,797	14,145	13,453	15,463	15,656	14,028	11,084	12,876	14,247	13,626	15,048	14,719	12,734	11,460	11,283
Revenue																			
Molybdenum Price for Oxide	US$ / lb Mo	13.00	16.00	16.00	16.00	15.00	14.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
Total Revenue	US$ '000	3,222,791	154,898	380,855	375,036	208,986	185,521	182,776	185,050	165,806	131,013	152,198	168,400	161,060	177,873	173,974	150,517	135,460	133,368
Costs																			
Total Operating Costs	US$ '000	1,752,860	56,971	128,559	131,647	169,005	151,847	141,977	141,263	114,467	108,589	81,366	75,750	77,292	78,807	76,668	76,829	81,167	60,657
Total Unit Operating Costs	US$ / t milled	10.65	13.88	12.53	12.83	16.43	14.80	13.84	13.77	11.13	10.58	7.93	7.38	7.51	7.68	7.47	7.49	7.89	9.29
Total Capital Costs	US$ '000	114,684	6,681	40,463	6,724	10,391	9,505	2,905	5,437	4,605	2,822	6,021	3,065	3,565	2,407	2,365	2,407	3,721	1,600
Total Operating and Capital Costs	US$ '000	1,867,544	63,652	169,022	138,371	179,396	161,352	144,882	146,700	119,072	111,411	87,387	78,815	80,857	81,214	79,033	79,236	84,888	62,257
Total Freight and Commission	US$ '000	129,502	5,140	12,639	12,446	7,398	7,036	8,087	8,188	7,336	5,797	6,734	7,451	7,126	7,870	7,698	6,660	5,994	5,901
Conversion Loss	%	1.50%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	1,997,046	68,792	181,661	150,817	186,794	168,388	152,969	154,888	126,408	117,208	94,122	86,266	87,983	89,084	86,731	85,896	90,882	68,158
Cash Flow																			
Net Profit	US$ '000	1,225,745	86,106	199,195	224,219	22,193	17,133	29,807	30,162	39,397	13,805	58,077	82,134	73,077	88,789	87,242	64,622	44,579	65,210
Net Cumulative Cash Flow	US$ '000		86,106	285,301	509,520	531,712	548,845	578,652	608,814	648,211	662,016	720,092	802,226	875,303	964,092	1,051,335	1,115,956	1,160,535	1,225,745

Net Present Value

Discount Rate		NPV
0%	'000 US$	1,225,745
5%	'000 US$	862,769
8%	'000 US$	725,548
10%	'000 US$	654,922
15%	'000 US$	526,351

Note:
1. Excludes inferred resource of 1.3 million tons at 0.047% Mo
2. Price per pound of Molybdenum in Molybdenum Oxide
3. Mine tonnage and mill tonnage differ due to the existence of a stockpile
4. Pounds of Molybdenum contained are different from the mine plan due to rounding and exclusion of Inferred Resource

TABLE 16-3 LIFE OF MINE FORECAST AT THREE YEAR TRAILING AVERAGE MOLYBDENUM PRICE OF US$25/LB
Thompson Creek Metals Company - Thompson Creek Mine

		Total / Average	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Production																			
Mine Production	'000 t	162,413	3,879	9,479	10,548	9,325	9,809	10,260	10,260	10,289	10,260	10,156	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Waste	'000 t	357,621	23,711	33,151	34,349	66,932	53,039	44,885	44,091	22,572	17,804	3,401	1,079	1,523	2,254	1,315	1,568	3,415	2,532
Total Mined	'000 t	520,034	27,590	42,630	44,897	76,257	62,849	55,145	54,351	32,861	28,064	13,557	11,339	11,812	12,514	11,575	11,828	13,703	9,062
Strip ratio		2.20	6.1	3.5	3.3	7.2	5.4	4.4	4.3	2.2	1.7	0.3	0.1	0.1	0.2	0.1	0.2	0.3	0.4
Processing																			
Mill Feed	'000 t	164,648	4,104	10,260	10,260	10,289	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	10,260	10,260	10,260	10,289	6,530
Operating Days	days	5,808	144	360	360	361	360	360	360	361	360	360	360	361	360	360	360	361	260
Tons per operating day	t / day	28,301	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	28,500	25,115
Grade	% Mo	0.084%	0.131%	0.129%	0.127%	0.077%	0.074%	0.084%	0.085%	0.077%	0.061%	0.071%	0.078%	0.075%	0.082%	0.080%	0.070%	0.063%	0.096%
Recovery	%	89.4%	91.2%	91.1%	91.1%	88.9%	88.7%	89.3%	89.4%	88.9%	88.0%	88.6%	89.0%	88.8%	89.2%	89.1%	88.5%	88.1%	89.6%
Molybdenum Contained	'000 lb	276,965	10,775	26,514	26,127	15,904	15,160	17,314	17,520	15,779	12,600	14,538	16,012	15,347	16,871	16,518	14,385	13,010	12,591
Molybdenum Recovered	'000 lb	247,614	9,829	24,166	23,797	14,145	13,453	15,463	15,656	14,028	11,084	12,876	14,247	13,626	15,048	14,719	12,734	11,460	11,283
Revenue																			
Molybdenum Price for Oxide	US$ / lb Mo	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00
Total Revenue	US$ '000	6,097,486	242,028	595,087	585,993	348,310	331,288	380,783	385,520	345,429	272,943	317,080	350,834	335,541	370,568	362,445	313,578	282,209	277,849
Costs																			
Total Operating Costs	US$ '000	1,752,860	56,971	128,559	131,647	169,005	151,847	141,977	141,263	114,467	108,569	81,366	75,750	77,292	78,807	76,668	76,829	81,167	60,657
Total Unit Operating Costs	US$ / t milled	10.65	13.88	12.53	12.83	16.43	14.80	13.84	13.77	11.13	10.58	7.93	7.38	7.51	7.68	7.47	7.49	7.89	9.29
Total Capital Costs	US$ '000	114,684	6,681	40,463	6,724	10,391	9,505	2,905	5,437	4,605	2,822	6,021	3,065	3,565	2,407	2,365	2,407	3,721	1,600
Total Operating and Capital Costs	US$ '000	1,867,544	63,652	169,022	138,371	179,396	161,352	144,882	146,700	119,072	111,411	87,387	78,815	80,857	81,214	79,033	79,236	84,888	62,257
Total Freight and Commission	US$ '000	129,502	5,140	12,639	12,446	7,398	7,036	8,087	8,188	7,336	5,797	6,734	7,451	7,126	7,870	7,698	6,660	5,994	5,901
Conversion Loss	%	1.50%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Total Costs	US$ '000	1,997,046	68,792	181,661	150,817	186,794	168,388	152,969	154,888	126,408	117,208	94,122	86,266	87,983	89,084	86,731	85,896	90,882	68,158
Cash Flow																			
Net Profit	US$ '000	4,100,440	173,236	413,426	435,176	161,517	162,899	227,814	230,632	219,020	155,735	222,958	264,568	247,558	281,484	275,714	227,682	191,327	209,691
Net Cumulative Cash Flow	US$ '000		173,236	586,662	1,021,839	1,183,355	1,348,255	1,574,069	1,804,701	2,023,721	2,179,456	2,402,415	2,666,983	2,914,541	3,196,025	3,471,739	3,699,421	3,890,748	4,100,440

Net Present Value

Discount Rate		NPV
0%	'000 US$	4,100,440
5%	'000 US$	2,765,550
8%	'000 US$	2,260,978
10%	'000 US$	2,002,089
15%	'000 US$	1,534,661

Note:

1. Excludes inferred resource of 1.3 million tons at 0.047% Mo
2. Price per pound of Molybdenum in Molybdenum Oxide
3. Mine tonnage and mill tonnage differ due to the existence of a stockpile
4. Pounds of Molybdenum contained are different from the mine plan due to rounding and exclusion of resource